Exhibit 2.1

Agreement and Plan of Merger
dated as of May 12, 2008
among
Intercell AG,
Zebra Merger Sub, Inc.
and
Iomai Corporation

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-iii-

-iv-

Defined Terms

Affiliate	33
Agreement	1
Appraisal Shares	3
Authorizations	22
Average Price	56
Bankruptcy and Equity Exception	11
Bayh-Dole Act	25
Business Day	59
Certificate of Merger	2
Certificates	4
CFIUS	12
Closing	2
Closing Date	2
Code	6
Company	1
Company Adverse Recommendation Change	46
Company Board	6
Company Charter Documents	9
Company Common Stock	1
Company Disclosure Letter	8
Company Employee	41
Company Employee Benefit Plan	16
Company Financial Statements	13
Company Intellectual Property	25
Company Material Adverse Effect	8
Company Preferred Stock	9
Company Recommendation	41
Company SEC Reports	12
Company Stockholders Meeting	40
Confidentiality Agreement	44
Constituent Corporations	2
Contract	29
controlled by	33
Copyrights	26
Cowen	15
Current Government Contract	29
D&O Insurance	48
DGCL	1
DOJ	42
DPA	12
Drug Laws	21
Effective Date	2
Effective Time	2
Environmental Laws	20
Environmental Permits	19
ERISA	17
Exchange Act	12
Exchange Agent	4
Exchange Agreement	1
Exchange Fund	4
FDA	21
FDCA	21
FTC	42
GAAP	13
GLP	22
Good Clinical Practice	22
Government Contract	29
Governmental Authority	12
Hazardous Substance	21
HSR Act	12
ICH	22
Indemnified Party	48
Indemnifying Parties	48
Informed Consent	22
Institutional Review Boards	22
Intellectual Property	26
Interim Note	50
Internet Property	26
Judgment	11
Know-How	26
Law	11
Lease	28
Leased Real Property	28
Lien	11
Loan	49
Loan Default	49
Loans	49
Material Contract	27
Maximum Amount	48
Merger	1
Merger Consideration	3
Merger Sub	1
Nasdaq	12
Option Consideration	7
Options	7

-v-

Outside Date	52
Parent	1
Parent Financial Advisor	36
Parent Material Adverse Effect	34
Patents	26
Permits	8
Person	12
PHSA	21
Proceedings	15
Proxy Statement	12
Qualified Company Employee Benefit Plan	16
Representatives	45
requests	15
Required Company Stockholder Vote	11
Sarbanes-Oxley Act	13
SEC	12
Section 262	3
Securities Act	12
Stock Plans	7
Subsidiary	12
Substituted Unvested Option	6
Substituted Vested Option	6
Superior Proposal	47
Superior Proposal Notice	54
Surviving Corporation	2
Takeover Proposal	47
Tax Return	19
Taxes	19
Termination Fee	55
To the knowledge of the Company	58
Trade Secrets	27
Trademark	27
Transactions	11
under common control with	33
Voting Agreement	1
Warrant	7

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Agreement and Plan of Merger (this “Agreement”), dated as of May 12, 2008, among Intercell AG, a joint stock corporation incorporated under the laws of the Republic of Austria (“Parent”), Zebra Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and Iomai Corporation, a Delaware corporation (the “Company”).
Introduction
          The respective Boards of Directors of Merger Sub and the Company, and the Management Board and Supervisory Board of Parent, have approved the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement.
          In furtherance of such acquisition, the respective Boards of Directors of Merger Sub and the Company, and the Management Board and Supervisory Board of Parent, have approved and declared advisable the merger (the “Merger”) of Merger Sub into the Company, on the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, par value $.01 per share, of the Company (the “Company Common Stock”) not owned by Parent, Merger Sub or the Company as of the Effective Time shall be converted into the right to receive the Merger Consideration.
          Concurrently with the execution of this Agreement and as an inducement to and condition of Parent’s willingness to enter into this Agreement, each of the stockholders of the Company listed on Schedule I hereto is entering into an Exchange Agreement, dated as of the date hereof (the "Exchange Agreement”), the form of which is attached hereto as Exhibit A, pursuant to which, among other things, each such stockholder agrees to exchange all of its shares of Company Common Stock for (i) shares of common stock in Parent immediately prior to the Effective Time or (ii) cash immediately following the Effective Time.
          Concurrently with the execution of this Agreement and as an inducement to and condition of Parent’s willingness to enter into this Agreement, each of the stockholders of the Company listed on Schedule II hereto is entering into a Voting Agreement, dated as of the date hereof (the “Voting Agreement”), the form of which is attached hereto as Exhibit B, pursuant to which, among other things, each such stockholder agrees to vote its shares of Company Common Stock in favor of this Agreement, the Merger and the other transactions contemplated by this Agreement.
          In consideration of the foregoing and of the representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:
ARTICLE 1
THE MERGER
          SECTION 1.1. The Merger. At the Effective Time, in accordance with this Agreement and the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation. For purposes of this Agreement, (i) the corporation surviving the Merger after the Effective Time may be referred to as the “Surviving

Corporation” and (ii) the Company and Merger Sub are collectively referred to as the "Constituent Corporations.”
          SECTION 1.2. Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.
          SECTION 1.3. Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (East Coast time) on a date to be specified by the parties, which shall be no later than the second Business Day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article 7 (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived on the Closing Date), at the offices of Covington & Burling LLP, 1201 Pennsylvania Avenue, N.W., Washington, DC 20004, unless another time, date or place is agreed to in writing by the parties hereto (such date upon which the Closing occurs, the “Closing Date”).
          SECTION 1.4. Consummation of the Merger. On the Closing Date, as soon as practicable after the Closing, the parties hereto shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger or other appropriate documents (in any such case, the “Certificate of Merger”) in such form as required by, and executed in accordance with, the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the time and date the Merger becomes effective being the “Effective Time” and “Effective Date”, respectively).
          SECTION 1.5. Organizational Documents; Directors and Officers.
     The certificate of incorporation of the Surviving Corporation shall be amended at the Effective Time to conform to Exhibit C, and as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein and under the DGCL. The By-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter amended as provided therein and under the DGCL. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall serve until the earlier of their resignation, removal or death or their respective successors are duly elected or appointed and qualified, as the case may be. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall serve until the earlier of their resignation, removal or death or until their respective successors have been duly elected or appointed and qualified, as the case may be.

ARTICLE 2
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT
CORPORATIONS; EXCHANGE OF CERTIFICATES
          SECTION 2.1. Conversion of Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company, each share of Merger Sub capital stock will be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.
          SECTION 2.2. Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of shares of Company Common Stock:
          (a) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) any shares to be canceled pursuant to Section 2.2(b) and (ii) any Appraisal Shares) shall be canceled and shall be converted automatically into the right to receive $6.60 in cash (the “Merger Consideration”) from Parent. As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender of such certificate in accordance with Section 2.3, without interest.
          (b) Each share of Company Common Stock held in the treasury of the Company and each share of Company Common Stock owned by Merger Sub, Parent or any wholly-owned Subsidiary of Parent immediately prior to the Effective Time shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.
          (c) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares (“Appraisal Shares”) pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive Merger Consideration as provided in Section 2.2(a), but rather the holders of Appraisal Shares shall be entitled to payment of the fair value of such Appraisal Shares in accordance with Section 262 (and at the Effective Time, such Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holders shall cease to have any right with respect thereto, except the right to receive the fair value of such Appraisal Shares in accordance with Section 262); provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, Merger Consideration as provided in Section 2.2(a). The Company shall serve reasonably prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing. Any portion of the Merger Consideration made available by the Exchange Agent pursuant to Section 2.3(a) to pay for Appraisal Shares shall be returned to Parent upon demand.
          SECTION 2.3. Exchange of Certificates.
          (a) Exchange Agent. Prior to the Effective Time, Parent shall enter into an agreement with such bank or trust company as may be designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), which shall provide for the payment of Merger Consideration in accordance with the terms of this Section 2.3. At or prior to the Effective Time, Parent shall, or shall take all steps necessary to enable and cause the Surviving Corporation to, deposit with the Exchange Agent in accordance with this Article 2, the cash necessary to pay for the shares of Company Common Stock converted into the right to receive Merger Consideration (the “Exchange Fund”). The Exchange Fund shall not be used for any other purpose. Such Merger Consideration deposited with the Exchange Agent shall, pending its disbursement to holders of shares of Company Common Stock, be invested by the Exchange Agent as directed by Parent in (i) direct obligations of the United States of America, (ii) obligations for which the full faith and credit of the United States of America is pledged to provide for payment of all principal and interest, (iii) commercial paper obligations receiving the highest rating from either Moody’s Investor Services, Inc. or Standard & Poor’s, a division of The McGraw Hill Companies or (iv) money market funds investing solely in a combination of the foregoing, or a combination thereof, as directed by and for the benefit of the Surviving Corporation; provided, however, that no gain or loss thereon shall affect the amounts payable hereunder and Parent shall take all actions necessary to ensure that the Exchange Fund includes at all times cash sufficient to satisfy Parent’s obligation under this Agreement to pay the Merger Consideration. Any net profit resulting from, or interest or income produced by, such amounts on deposit with the Exchange Agent will be payable to Parent or as Parent otherwise directs.
          (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time but in any event not later than five Business Days thereafter, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.2, (i) a letter of transmittal (in customary form which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in surrendering the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall receive in exchange therefor the amount of cash which the shares of Company Common Stock theretofore represented by such Certificate entitle such holder to receive pursuant to the provisions of this Article 2 and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such issuance shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon surrender in accordance with this Section 2.3 the Merger Consideration into which the shares of Company Common Stock shall have been converted pursuant to Section 2.2. No interest shall be paid or shall accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article 2.
          (c) No Further Ownership Rights in Company Common Stock. The Merger Consideration paid upon the surrender for exchange of Certificates in accordance with the terms of this Article 2 shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Certificates, and there shall be no further registration of transfers on the stock transfer books of the Company of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article 2, except as otherwise provided by Law.
          (d) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for six months after the Effective Time shall be delivered to Parent, upon demand, and any holders of Certificates who have not theretofore complied with this Article 2 shall thereafter look only to Parent (subject to abandoned property, escheat or similar Laws, as general creditors thereof) for payment of their claim for Merger Consideration.
          (e) No Liability. None of Parent, Merger Sub, the Company or the Exchange Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which any amounts payable pursuant to this Article 2 would otherwise escheat to or become the property of any Governmental Authority), any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.
          (f) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect thereto pursuant to this Agreement.
          (g) Withholding Rights. Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent and paid to the appropriate taxing authorities, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by Parent.
          SECTION 2.4. Company Options. Except as set forth on Section 2.4 of the Company Disclosure Letter:
          (a) As soon as practicable following the date of this Agreement, the Board of Directors of the Company (the “Company Board”) (or, if appropriate, any committee thereof administering the Stock Plans) shall adopt such resolutions or take such other actions as may be required to provide that each Option outstanding at the applicable time described below (i) issued under either the 1998 Stock Option Plan, as amended, or the 1999 Stock Incentive Plan (whether or not then vested or exercisable) shall be fully vested and exercisable no less than 30 days prior to the Effective Time and (ii) issued under the 2005 Incentive Plan that, under the terms of the 2005 Incentive Plan and the applicable Option agreement, will vest prior to the Effective Time shall be exercisable prior to the Effective Time. To the extent that an Option issued under the 1998 Stock Option Plan, as amended, or the 1999 Stock Incentive Plan that is vested and exercisable pursuant to the terms of this Section 2.4 or under the terms of the applicable Option Plan and the applicable Option agreement is not exercised prior to the Effective Time, such Option shall be cancelled and terminated, and converted at the Effective Time into the right to receive a cash amount equal to the Option Consideration for each share of Company Common Stock then subject to the Option. If the Option Consideration shall be zero or a negative number, the Option shall be cancelled and terminated and no such cash payment shall be due and owing. Except as otherwise provided below, any Option Consideration due and owing shall be paid by Parent and the Surviving Corporation as soon after the Closing Date as shall be practicable and in any event, within three Business Days following the Effective Time. Notwithstanding the foregoing, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any Option Consideration otherwise payable such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law.
          (b) Each Option issued under the 2005 Incentive Plan that is vested under the terms of the 2005 Incentive Plan and the applicable Option agreement but is not exercised prior to the Effective Time, shall be cancelled and terminated at the Effective Time and the holder of such cancelled and terminated Option shall receive as of the Effective Time a vested option to purchase shares of Parent (the “Substituted Vested Option”). Each Option issued under the 2005 Incentive Plan that, under the terms of the 2005 Incentive Plan and the applicable Option agreement, will not vest prior to the Effective Time shall be cancelled and terminated at the Effective Time and the holder of such cancelled and terminated Option shall receive as of the Effective Time an unvested option to purchase shares of Parent (the “Substituted Unvested Option"). A Substituted Unvested Option will vest on the same schedule as the corresponding Option under the 2005 Incentive Plan that was cancelled and terminated in exchange for such Substituted Unvested Option. However, a Substituted Unvested Option may be subject to accelerated vesting under the terms of an option holder’s employment or change in control agreement with Parent or the Surviving Corporation, as the case may be. For the avoidance of doubt, the exercise price and number of shares subject to the Substituted Vested Option and the Substituted Unvested Option shall be determined in a manner consistent with the objective that the substitution or assumption of Options satisfy the requirements of Treasury Regulations Section 1.409A-1(b)(5)(v)(D). The Surviving Corporation and its Affiliates shall treat the Substituted Vested Options and the Substituted Unvested Options for tax reporting and withholding purposes in accordance with the regulations and other applicable guidance under Section 409A of the Code.
          (c) Prior to the Effective Time, the Company shall use reasonable best efforts to make any amendments to the terms of the Stock Plans and obtain any consents from holders of Options that, in each case, are necessary to give effect to the transactions contemplated by this Section 2.4 and, notwithstanding anything to the contrary, payment may be withheld in respect of any Option until any necessary consents are obtained. Prior to the Effective Time, the Company shall take all actions necessary to terminate all its Stock Plans, such termination to be effective at or before the Effective Time.
          (d) For purposes of this Agreement, “Option Consideration” means, with respect to any share of Company Common Stock issuable under a particular Option, an amount equal to (i) the Merger Consideration per share of Company Common Stock less (ii) the exercise price payable in respect of each share of Company Common Stock issuable under such Option; “Options” means any option granted, and, immediately before the Effective Time not exercised, expired or terminated, to purchase shares of Company Common Stock pursuant to the Stock Plans; and “Stock Plans” means the Company’s 1998 Stock Option Plan, as amended, 1999 Stock Incentive Plan and 2005 Incentive Plan.
          SECTION 2.5. Warrants. No later than 15 calendar days prior to the record date applicable to the Company Stockholders Meeting, the Company shall deliver to each holder of a Warrant any notice regarding the Transactions as required by the Warrants. Each Warrant that is outstanding immediately prior to the Effective Time and is not exercised prior to the Effective Time shall cease to represent a right to acquire shares of the Company Common Stock and shall be converted, at the Effective Time, into the right to receive (upon surrender of the warrant certificate) an amount in cash, without interest, equal to the product of (a) the amount, if positive, by which the Merger Consideration exceeds the per share exercise price of such Warrant and (b) the number of shares of Company Common Stock issuable upon exercise of such Warrant. Following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, honor the obligations of the Company under the Warrants. As used in this Agreement, “Warrant” means a Common Stock Purchase Warrant issued by the Company pursuant to the Securities Purchase Agreement dated as of March 2, 2007.
          SECTION 2.6. Taking of Necessary Action; Further Action. Each of Parent, Merger Sub and the Company shall use reasonable best efforts to take all such actions as may be necessary or appropriate in order to effectuate the Merger under the DGCL as promptly as commercially practicable. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of either of the Constituent Corporations, the officers and directors of the Surviving

Corporation are fully authorized in the name of each Constituent Corporation or otherwise to take, and shall take, all such lawful and necessary action.
          SECTION 2.7. Adjustments to Prevent Dilution. In the event that the Company changes the number of shares of Company Common Stock or securities convertible or exchangeable into or exercisable for shares of Company Common Stock issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Merger Consideration shall be equitably adjusted.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
          Except as set forth on the disclosure letter (provided, however, that a matter disclosed with respect to one representation or warranty shall also be deemed to be disclosed with respect to each other representation or warranty to which the matter disclosed reasonably relates, but only to the extent such relationship is reasonably apparent on the face of such disclosure) previously delivered by the Company to Parent (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:
          SECTION 3.1. Organization.
          (a) The Company is a corporation validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority necessary to enable it to own, operate and lease its properties and to carry on its business as now conducted. The Company possesses all licenses, franchises, permits, exemptions, clearances, certificates, approvals and authorizations, and any applications for, and supplements or amendments to, the foregoing (collectively, “Permits”) from Governmental Authorities, or required by Governmental Authorities to be obtained, in each case necessary for the lawful conduct of its business as now conducted, the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. A “Company Material Adverse Effect” means any event, condition, change, occurrence or development of a state of facts that, individually or in the aggregate with all other events, conditions, changes, occurrences or developments of a state of facts, is materially adverse to (A) the business, operations, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of the Company or (B) the ability of the Company to timely perform its obligations under this Agreement in compliance with its terms or to consummate the Transactions; provided, however, that no such event, condition, change, occurrence or development of a state of circumstances shall be considered in determining whether a Company Material Adverse Effect has occurred to the extent that it is proximately caused by (1) changes in economic or vaccine industry conditions in the United States (and in each case to the extent that the Company is not disproportionately adversely affected), (2) acts of terrorism, war or natural disasters occurring after the date hereof (and in each case to the extent that the Company is not disproportionately affected), (3) any loss of employees, customers or suppliers proximately caused by the pendency or announcement of the Transactions (provided, however, that any legal or contractual consequence of the execution of this Agreement or the consummation of the Transactions that has not been disclosed to Parent in this Agreement or the Company Disclosure

Letter shall not be excluded under this clause (3)); (4) any loss of funding under a Government Contract proximately caused by the fact that Parent is a non-U.S. entity; (5) changes in GAAP; (6) the failure of the Company to meet revenue, earnings or other internal or analysts’ projections, in and of itself (it being understood that any event, condition, change, occurrence or development of a state of facts that may have caused or contributed to any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred); (7) any action taken by the Company with Parent’s written consent or the taking of any action expressly required by this Agreement; (8) a decline in the Company’s stock price, in and of itself (it being understood that any event, condition, change, occurrence or development of a state of facts that may have caused or contributed to any such decline may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred); and (9) any legal proceedings commenced by any stockholder of the Company against the Company or any member of the Company Board or Parent arising out of the execution of this Agreement or the consummation of the Transactions.
          (b) The copies of the Third Amended and Restated Certificate of Incorporation and the Third Amended and Restated By-laws of the Company (the “Company Charter Documents”) which are incorporated by reference as exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 are complete and correct copies of such documents and contain all amendments thereto as in effect on the date of this Agreement. All such Company Charter Documents are in full force and effect and the Company is not in violation of any of their respective provisions. The Company has made available to Parent correct and complete copies of the minutes (or, in the case of minutes that have not yet been finalized, a brief summary of the meeting) of all meetings of stockholders, the Company Board and each committee of the Company Board since January 1, 2005; provided, however, that the Company shall not be obligated to furnish to Parent any minutes for meetings to the extent that they discuss the Transactions or alternative transactions considered by the Company Board.
          SECTION 3.2. Capitalization.
          (a) The authorized capital stock of the Company consists of (i) 200,000,000 shares of Company Common Stock and (ii) 25,000,000 shares of preferred stock, par value $.01 per share (“Company Preferred Stock”). As of the date of this Agreement: (i) 25,601,344 shares of Company Common Stock were issued and outstanding; (ii) no shares of Company Preferred Stock were issued or outstanding; (iii) no shares of Company Common Stock were held by the Company in its treasury; (iv) there were outstanding Options to purchase 4,404,876 shares of Company Common Stock and 4,818,507 shares of Company Common Stock were reserved for issuance under the Stock Plans (including upon exercise of the Options); and (v) there were outstanding Warrants exercisable for 2,202,139 shares of Company Common Stock and such number of shares of Company Common Stock were reserved for issuance upon conversion of the Warrants. Section 3.2(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, each equity-based award and Option outstanding under the Stock Plans indicating the applicable Stock Plan and type of award such as an “incentive stock option” (as defined in Section 422 of the Code) or a nonqualified stock option, the extent to which such award or option is vested and exercisable or subject to acceleration, the date on which such award or

Option was granted, the Stock Plan under which such award or Option was granted, the number of shares of capital stock of the Company issuable thereunder and the expiration date and exercise or conversion price relating thereto. All of the Options have been granted solely to employees, consultants (who are individuals) or directors of the Company. All Options have been granted in accordance with the terms of the Stock Plans and applicable Law, and, with respect to each outstanding Option, the exercise price is no less than the fair market value of such Option on the date of grant and the Option is not otherwise subject to the requirements of Section 409A of the Code. The Company has not declared or paid any dividend, or declared or made any distribution on, or authorized the creation or issuance of, or issued, or authorized or effected any split-up or any other recapitalization of, any of its capital stock, or directly or indirectly redeemed, purchased or otherwise acquired any of its outstanding capital stock within the last twelve months. The Company has not heretofore agreed to take any such action that is pending as of the date of this Agreement, and there are no outstanding contractual obligations of the Company of any kind to redeem, purchase or otherwise acquire any outstanding shares of capital stock of the Company other than as provided in the Exchange Agreement.
          (b) The issued and outstanding shares of Company Common Stock have been, and all such shares of Company Common Stock that may be issued prior to the Effective Time will be when issued, duly authorized and validly issued, are fully paid and nonassessable, and are free of preemptive rights. Other than the Company Common Stock, there are no outstanding bonds, debentures, notes or other indebtedness or securities of the Company having the right to vote (or, other than the outstanding Options and Warrants, convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party relating to the voting or disposition of any shares of the capital stock of the Company or granting to any Person or group of Persons the right to elect, or to designate or nominate for election, a director to the Company Board.
          (c) Except as indicated in Section 3.2(a), as of the date of this Agreement, (i) no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding, and (ii) there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company is a party or bound (A) obligating the Company to issue, deliver, register or sell, or cause to be issued, delivered, registered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in or other voting securities of, the Company, (B) obligating the Company to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, contract, arrangement or undertaking, or (C) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights occurring to holders of capital stock of the Company.
          SECTION 3.3. Authorization; No Conflict.
          (a) The Company has the requisite corporate power and authority to enter into and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and to carry out its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions have been duly and validly authorized and approved by the Company Board. No other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions, except for the approval of this Agreement by the holders of a majority of the issued and outstanding shares of Company Common Stock (the “Required Company Stockholder Vote”). No other vote of the Company’s stockholders is necessary in connection with this Agreement, the Exchange Agreement, the Voting Agreement or the consummation of any of the Transactions. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws of general application affecting or relating to the enforcement of creditors rights generally and equitable principles of general applicability, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).
          (b) The Company Board, at a meeting duly called and held prior to the execution of this Agreement, duly and unanimously adopted resolutions (i) authorizing the execution, delivery and performance of this Agreement, (ii) approving, adopting and declaring advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) authorizing, approving and declaring advisable the Exchange Agreement and the transactions contemplated thereby, (iv) authorizing, approving and declaring advisable the Voting Agreement and the transactions contemplated thereby, (v) determining that the terms of the Merger and the other Transactions are fair to and in the best interests of the Company and its stockholders, and (vi) authorizing the submission of this Agreement to the Company’s stockholders for their approval and recommending that the Company’s stockholders adopt this Agreement. As used in this Agreement, “Transactions” means the Merger and the other transactions contemplated by each of this Agreement and the Exchange Agreement.
          (c) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions nor compliance by the Company with any of the provisions herein will (i) result in a violation or breach of or conflict with the Company Charter Documents, (ii) result in a violation or breach of or conflict with any provisions of, or result in the loss of any benefit under or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination, cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any Lien upon any of the properties or assets owned or operated by the Company under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, lease, agreement or other instrument or obligation of any kind to which the Company is a party or by which the Company or any of its properties or assets may be bound, or (iii) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (d) below, violate any judgment, ruling, order, writ, injunction or decree of any Governmental Authority (“Judgment”) or any statute, code, decree, law, ordinance, rule or regulation or orders of Governmental Authorities (“Law”) applicable to the Company or its properties or assets, other than any such event described in items (ii) or (iii) which, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. As used in this Agreement, “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.
          (d) No consent, permit, approval, order or authorization of, or registration, declaration or filing with, any Federal, state, local or foreign governmental or regulatory (including stock exchange) authority (a “Governmental Authority”) is necessary to be obtained or made by the Company in connection with the Company’s execution, delivery and performance of this Agreement or the consummation by the Company of the Transactions, except for (i) compliance with the DGCL, with respect to the filing of the Certificate of Merger, (ii) compliance with and filings pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and other applicable foreign competition or antitrust laws, if any, (iii) the filing with the United States Securities and Exchange Commission (the “SEC”) of a proxy statement relating to the Company Stockholders Meeting (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”), and such reports under Section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, as may be required in connection with this Agreement and the Transactions, (iv) compliance with the rules of The Nasdaq Stock Market LLC (“Nasdaq”), (v) compliance with the applicable requirements of the Committee on Foreign Investment in the United States (“CFIUS”), pursuant to Section 721 of the Defense Production Act of 1950 (codified at 50 U.S.C. § 2170) (the “DPA”), (vi) compliance with the “blue sky” laws of various states, (vii) completing any notice required under the FDCA or similar Laws of jurisdictions other than the United States, (viii) any such consent, approval, order, authorization, registration, declaration or filing necessary as a result of Parent’s status as an entity organized under the laws of the Republic of Austria, and (ix) any such consent, approval, order, authorization, registration, declaration or filing, the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have or result in a Company Material Adverse Effect.
          SECTION 3.4. Subsidiaries. The Company has no, and has never had any, Subsidiaries. As used in this Agreement, (i) “Subsidiary” means with respect to any Person, another Person, an amount of the voting securities or other voting ownership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person; and (ii) “Person” means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization, limited liability company or other entity.
          SECTION 3.5. SEC Reports and Financial Statements.
          (a) Since February 1, 2006, the Company has filed with the SEC all forms, reports, schedules, registration statements, definitive proxy statements and other documents (collectively, including all exhibits thereto, the “Company SEC Reports”) required to be filed by the Company with the SEC in a timely manner. As of their respective filing dates, and giving effect to any amendments or supplements thereto filed prior to the date of this Agreement, the Company SEC Reports complied in all material respects with the requirements of the Securities

Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the respective rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Reports, and none of the Company SEC Reports contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
          (b) The consolidated financial statements (including, in each case, any related notes and schedules thereto) (collectively, the “Company Financial Statements”) of the Company contained in the Company SEC Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as otherwise noted therein) and present fairly the consolidated financial position and the results of operations and cash flows of the Company as of the dates or for the periods presented therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).
          (c) With respect to each annual report on Form 10-K, each quarterly report on Form 10-Q and each amendment of any such report included in the Company SEC Reports filed since February 1, 2006, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct.
          (d) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) or 15d-15(e) promulgated by the SEC under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Company required to be disclosed in the Company’s reports filed or submitted under the Exchange Act is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared; and, to the knowledge of the Company, such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to material information required to be included in the Company’s periodic reports required under the Exchange Act and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.
          (e) The Company is in compliance in all material respects with all current listing and corporate governance requirements of Nasdaq, and is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act and the SEC.
          (f) The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent completed evaluation, to the Company’s auditors and the audit committee of the Company Board and to Parent, (i) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.
          (g) Since February 1, 2006, the Company has not identified any material weaknesses in the design or operation of its internal control over financial reporting. To the knowledge of the Company, there is no reason to believe that its auditors and its principal executive officer and principal financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
          (h) The Company has no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except liabilities or obligations that (i) are accrued or reserved against in the most recent Company Financial Statements included in the Company SEC Reports filed prior to the date of this Agreement or are reflected in the notes thereto, (ii) were incurred in the ordinary course of business since the date of such Company Financial Statements and, individually and in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (iii) are incurred in connection with the Transactions, (iv) have been discharged or paid in full prior to the date of this Agreement in the ordinary course of business, or (v) individually or in the aggregate, have not been and would not reasonably be expected to be material to the Company.
          (i) Prior to the date of this Agreement, the Company has made available to Parent complete and correct copies of all comment letters from the SEC since October 3, 2005 through the date of this Agreement with respect to any of the Company SEC Reports and all correspondence since October 3, 2005 through the date of this Agreement from the SEC or the DOJ relating to sales and other business practices of the Company. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the Company SEC Reports.
          (j) To the knowledge of the Company, as of the date of this Agreement, there are no SEC inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practices of the Company or any malfeasance by any director or executive officer of the Company. Except as set forth in Company compliance reports made available to Parent prior to the date of this Agreement, since October 3, 2005 through the date of this Agreement, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the principal executive officer, principal financial officer, general counsel or similar legal officer, the Company Board or any committee thereof.

          SECTION 3.6. Absence of Material Adverse Changes, etc. Between January 1, 2008 and the date of this Agreement, the Company has conducted its business in the ordinary course of business consistent with past practice and there has not been or occurred:
          (a) any event, condition, change, occurrence or development of a state of circumstances which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; or
          (b) any event, condition, action or occurrence that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.1(b).
          SECTION 3.7. Litigation. There are no suits, claims, actions, proceedings, arbitrations, mediations, or, to the knowledge of the Company, governmental investigations, informal inquiries or requests for documents, whether by subpoena or informal letter (“Proceedings”), pending or, to the knowledge of the Company, threatened in writing against the Company, against any of their respective directors, officers, employees or agents or which affect the assets or operations of the Company, except where such Proceedings would not reasonably be expected to result in a Judgment for money damages in excess of $150,000 and would not reasonably be expected to result in material injunctive relief. Neither the Company nor any of its properties is or are subject to any material Judgment.
          SECTION 3.8. Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and will not, at the time of the Company Stockholders Meeting, omit to state any material fact necessary to correct any statement in any earlier communication from the Company with respect to the solicitation of proxies for the Company Stockholders Meeting which shall have become false or misleading in any material respect. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent in writing specifically for inclusion or incorporation by reference in the Proxy Statement.
          SECTION 3.9. Broker’s or Finder’s Fees. Except for Cowen and Company, LLC (“Cowen”), no agent, broker, investment banker, Person or firm acting on behalf of the Company or under the Company’s authority is or will be entitled to any advisory, commission or broker’s or finder’s fee or similar fee or commission or reimbursement of expenses from any of the parties hereto in connection with any of the Transactions. The Company has heretofore delivered to Parent a complete and correct copy of the Company’s engagement letter with Cowen, which letter describes all fees payable to Cowen in connection with the Transactions, all agreements under which any such fees or any expenses are payable and all indemnification and other agreements related to the engagement of Cowen.

          SECTION 3.10. Employee Plans.
          (a) Section 3.10 of the Company Disclosure Letter sets forth all Company Employee Benefit Plans established, maintained, adopted, participated in, sponsored, contributed or required to be contributed to, or provided by, the Company and under which the Company would reasonably be expected to have any liability. As used in this Agreement, “Company Employee Benefit Plan” means any welfare benefit plan within the meaning of Section 3(1) of ERISA, any pension benefit plan within the meaning of Section 3(2) of ERISA, and any other material plan, program, policy, practice, agreement or arrangement providing compensation or benefits in any form to any current or former employee, officer, director, independent contractor or consultant of the Company or any beneficiary or dependent thereof, whether written or unwritten, formal or informal, including any other pension, profit-sharing, bonus, incentive compensation, deferred compensation, vacation, sick pay, stock purchase, stock option, phantom equity, severance, employment, consulting, independent contractor, unemployment, hospitalization or other medical, dental, vision, life, or other insurance, long- or short-term disability, change of control, fringe benefit, cafeteria plan or any other plan, program, policy, agreement or arrangement.
          (b) With respect to each Company Employee Benefit Plan, the Company has made available to Parent a true, correct and complete copy of: (i) each writing constituting a part of any written Company Employee Benefit Plan and all amendments thereto, and all trusts or service agreements relating to the administration and recordkeeping of the Plan; (ii) the three most recent Annual Reports (Form 5500 Series) including all applicable schedules (other than Schedule SSA), if any, for each Company Employee Benefit Plan that is subject to such reporting requirements; (iii) the current summary plan description and any material modifications thereto, if any, or any similar written summary provided to participants with respect to any plan for which no summary plan description exists; (iv) the most recent determination letter (or if applicable, advisory or opinion letter) from the Internal Revenue Service, if any, and any pending applications for a determination letter; and (v) all material notices given to such Company Employee Benefit Plan or to the Company by the Internal Revenue Service, Department of Labor, Pension Benefit Guarantee Corporation, or other governmental agency relating to such Company Employee Benefit Plan or provided to any such entity by the Company Employee Benefit Plan or to the Company.
          (c) Each Company Employee Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has been the subject of a favorable determination, advisory or opinion letter from the Internal Revenue Service on which the Company is entitled to rely, and no event has occurred and no condition exists that would reasonably be expected to adversely affect the qualified status of any such Company Employee Benefit Plan.
          (d) The Company has (i) filed or caused to be filed all returns and reports on the Company Employee Benefit Plans that it and/or any such plan are required to file and (ii) paid or made adequate provision for all fees, interest, penalties, assessments or deficiencies that have become due pursuant to those returns or reports or pursuant to any assessment or adjustment that has been made relating to those returns or reports.

          (e) Each Company Employee Benefit Plan has been operated and administered in all material respects in accordance with its provisions and in compliance with all provisions of ERISA, the Code and all Laws and regulations applicable to the Company Employee Benefit Plans. All contributions required to have been made to any Company Employee Benefit Plan (or to any person pursuant to the terms thereof) have been made or the amount of such payment or contribution obligation has been appropriately reflected in the books of the Company.
          (f) The Company has not engaged in any non-exempt prohibited transaction, within the meaning of Section 4975 of the Code or Section 406 of ERISA, as a fiduciary or party in interest with respect to any Company Employee Benefit Plan. To the knowledge of the Company, no prohibited transaction has occurred with respect to any Company Employee Benefit Plan.
          (g) No Company Employee Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code, or is a “multiemployer plan” within the meaning of Section 3(37) of ERISA, and the Company has never sponsored, contributed to, been required to contribute to, or had any obligations or incurred any liability under any plan that is subject to Title IV of ERISA or Section 412 of the Code, or is a “multiemployer plan” within the meaning of Section 3(37) of ERISA.
          (h) The Company has not offered to provide life, health or medical benefits or insurance coverage to any individual, or to the family members of any individual, for any period extending beyond the termination of the individual’s employment, except to the extent required by the COBRA provisions in ERISA and the Code or similar provisions of state law.
          (i) Neither the execution and delivery of this Agreement nor the consummation of the Transactions, alone or in connection with any other event (such as a termination of employment) will (i) result in any payment becoming due under any Company Employee Benefit Plan, (ii) increase any benefits otherwise payable under any Company Employee Benefit Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefit. No benefit that is or may become payable by any Company Employee Benefit Plan as a result of, or arising under, this Agreement shall constitute an “excess parachute payment” (as defined in section 280G(b)(1) of the Code) that is subject to the imposition of an excise tax under section 4999 of the Code or that would not be deductible by reason of section 280G of the Code.
          (j) Except for benefits that may become payable in connection with the Transactions and that are set forth in Section 3.10(i) of the Company Disclosure Letter, to the knowledge of the Company no events have occurred or are expected to occur with respect to any Company Employee Benefit Plan that would cause a material change in the cost of providing the benefits under such plan or would cause a material change in the cost of providing for other liabilities of such plan.
          (k) There is no other entity with which the Company is considered a single employer under Section 414(b), (c), or (m) of the Code.
          (l) As used in this Agreement “ERISA” means the Employee Retirement Income Securities Act of 1974, as amended, and the rules and regulations promulgated thereunder.

          SECTION 3.11. Opinion of Cowen. Cowen has delivered to the Company Board its written opinion (or oral opinion to be confirmed in writing), dated as of the date hereof, that, as of such date, the Merger Consideration to be received by holders of the Company Common Stock (other than Parent and its affiliates and the stockholders of the Company party to the Exchange Agreement) pursuant to this Agreement is fair, from a financial point of view, to such holders of the Company Common Stock. A written copy of such opinion will be provided to Parent as soon as practicable after the date hereof. The Company has been authorized by Cowen to permit the inclusion of such opinion in its entirety and/or references thereto in the Proxy Statement, provided that the opinion is reproduced therein in full and any such references are in a form reasonably acceptable to Cowen and its counsel.
          SECTION 3.12. Taxes.
          (a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company has timely filed all material federal, state, local, and other Tax Returns required to be filed by it in the manner prescribed by applicable law and all such Tax Returns are true, complete and correct; and (ii) all Taxes shown as due on such Tax Returns have been paid in full, and the Company has made adequate provision (or adequate provision has been made on its behalf) for all accrued Taxes not yet due. The accruals and reserves for Taxes reflected in the Company’s Form 10-K for the fiscal year ended December 31, 2007 are adequate to cover all Taxes accruing through such date. There are no Liens on any of the assets, rights or properties of the Company with respect to Taxes, other than Liens for Taxes not yet due and payable or for Taxes that the Company is contesting in good faith through appropriate proceedings.
          (b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) any deficiency resulting from any audit or examination relating to Taxes of the Company by any taxing authority has been paid or is being contested in good faith and in accordance with Law and is adequately reserved for on the balance sheets contained in the Company Financial Statements in accordance with GAAP; (ii) no deficiencies have been asserted in writing against the Company as a result of examinations by any state, local, federal or foreign taxing authority that, by application of the same principles, might result in a proposed deficiency for the same type of Tax for any other period not so examined which deficiency (or deficiencies), in either case, is not (or are not) adequately reserved for in the Company Financial Statements; and (iii) there are no outstanding written requests, agreements, consents, or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or Tax deficiencies (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).
          (c) The Company has not been a party to a “listed transaction” within the meaning of Treas. Reg. Sec. 1.6011-4(b).
          (d) The Company is not a party to any Tax sharing agreement, Tax indemnity obligation or similar agreement, arrangement or practice with respect to Taxes. The Company is not a party to any advance pricing agreement or closing agreement relating to Taxes with any taxing authority that remains in effect.

          (e) The Company has not been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company). Except for any liability that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company has not been notified in writing that it will be required to incur any liability for Taxes of any Person (other than the Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) with respect to any Tax claim that has been made by a taxing authority with respect to such other Person.
          (f) Notwithstanding any other provision of this Agreement, the Company makes no representation or warranty as to the amount of, or as to the existence or non-existence of limitations (or to the extent of any such limitations) on, the Company’s net operating loss carryforwards, net capital loss carryforwards, tax credit carryforwards, or any similar Tax attribute.
          (g) As used in this Agreement “Taxes” means all taxes, levies or other like assessments, charges or fees (including estimated taxes, charges and fees), including income, franchise, profits, corporations, advance corporation, gross receipts, transfer, excise, property, sales, use, value-added, ad valorem, license, capital, wage, employment, payroll, withholding, social security, severance, occupation, import, custom, stamp, alternative, add-on minimum, environmental or other governmental taxes, imposed by the United States or any state, county, local or foreign government or subdivision or agency thereof, including any interest, penalties or additions to tax applicable or related thereto. As used in this Agreement, “Tax Return” means any report, return, statement, declaration or other written information required to be supplied to a taxing or other Governmental Authority in connection with Taxes.
          SECTION 3.13. Environmental Matters.
          (a) The Company is and has for the past five years been in compliance in all material respects with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all permits, notices, licenses, consents, certificates, approvals and authorizations (“Environmental Permits”), if any, required under Environmental Laws in connection with the operation of the Company’s business or owned, leased or operated real property, and no Environmental Permit is or will be subject to review, revision, major modification or prior consent by any Governmental Authority as a result of the consummation of the Transactions.
          (b) Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect:
     (i) there are no pending or, to the knowledge of the Company, threatened, demands, claims, investigations, proceedings, information requests, complaints, administrative or judicial orders, or notices against the Company or any property currently or formerly owned, operated or leased by the Company alleging non-compliance with or liability under any Environmental Law;

     (ii) there are no facts, circumstances or conditions associated with the Company or its operations or any real property currently or formerly owned, leased or operated by the Company or any other property, including any property to which the Company or any Person working at the request or direction of the Company has arranged for the disposal or treatment of Hazardous Substances, that would reasonably be expected to give rise to any violation of any Environmental Laws or result in the Company incurring any liability under and Environmental Law;
     (iii) the Company has not, in the course of its business, sent or disposed of, otherwise had taken or transported, arranged for the taking or disposal of (on behalf of itself, a customer or any other party) or in any other manner participated or been involved in the taking of or disposal or release of a Hazardous Substance to or at a site that is contaminated by any Hazardous Substance or that, pursuant to any Environmental Law, (A) has been placed on the “National Priorities List,” the “CERCLIS” list, or any similar state or federal list, or (B) is subject to or the source of a claim, an administrative order or other request to take removal, remedial, corrective or any other response action under any Environmental Law or to pay for the costs of any such action at the site; and
     (iv) any storage tanks (whether above or under ground) previously located at any real property or facility currently or formerly owned, operated or leased by the Company were at all times maintained, operated, sealed, closed or disposed of in accordance with all applicable Environmental Laws.
          (c) There are no circumstances or conditions relating to the properties, assets or business of the Company that would reasonably be expected to prevent the operations, when used and operated in the manner currently used and operated, from continuing to operate in material compliance with all applicable Environmental Laws.
          (d) The Company has not assumed or retained by contract (including leases) or other binding agreement or by operation of Law, any liabilities of a third party arising under or pursuant to any Environmental Law or has agreed to indemnify, defend or hold harmless any third party for any liabilities arising under or pursuant to any Environmental Law.
          (e) The Company has made available to Parent copies of all material environmental or health and safety assessments, audits, investigations, or similar reports pertaining to the operation of the Company’s business and the operation or use of any real property currently or formerly owned, leased, or operated by the Company, to the extent in the possession, custody or control of the Company.
          (f) As used in this Agreement, (i) “Environmental Laws” means any federal, foreign, state or local statute, law, code, or legal requirement, including regulations, rules, orders, judgments, judicial decisions, permits, licenses, approvals, ordinances, injunctions, directives and the common law, pertaining or relating to pollution, the environment, natural resources, the protection of the environment, or human health and safety, including any of the foregoing pertaining to (A) the presence, receipt, manufacture, processing, generation, use, distribution, transport, shipment, treatment, handling, storage, disposal, removal or remediation of any Hazardous Substance; (B) air, water (including ground, surface and drinking water), land surface or subsurface strata, noise, or odor pollution; (C) the release or threatened release into the environment of any Hazardous Substance, including emissions, discharges, injections, spills, escapes, dumping or leaching of any Hazardous Substance; (D) the protection of natural resources, including wildlife, marine sanctuaries, wetlands and all endangered and threatened species; (E) storage tanks, vessels and containers whether above- or underground, abandoned, disposed or discarded barrels, containers and other closed receptacles; or (F) health and safety of employees and other persons, and (ii) “Hazardous Substance” means, whether alone or in combination and whether solid, liquid or gaseous, (A) biologic agents or vectors, genetically modified organisms (whether or not living), culture, or serum that are (i) listed in the HHS and USDA Select Agents and Toxins pursuant to 7 CFR Part 311, 9 CFR Part 121, and 42 CFR Part 73, and/or those that are not otherwise exempt under NIH guidelines for Research Involving Recombinant DNA Molecules (2002) or otherwise subject to regulation by Environmental Law; (B) any “hazardous substance,” as defined by the Comprehensive Environmental Response, Compensation, and Liability Act, (C) any “hazardous waste,” as defined by the Resource Conservation and Recovery Act, and (D) any chemical, pollutant, contaminant, waste, or hazardous, dangerous or toxic material or substance, infectious or contagious material or substance, special waste, medical waste, biomedical waste, mutagenic or carcinogenic material or substance, endotoxin, blood-borne pathogen or terms of similar import including asbestos and asbestos containing material, buried contaminants, regulated chemicals, flammable explosives, radiation and radioactive materials, polychlorinated biphenyls, oil, petroleum and petroleum products and by-products, lead and lead-based paint, pesticides, natural or synthetic gas, nuclear fuel, nuclear material, urea formaldehyde, bacteria, fungi, mold or any material subject to regulation, investigation, control or remediation under any applicable Law or that is capable of causing harm or injury to human health, natural resources or the environment or could give rise to liability or an obligation to remediate under any Law, all as amended or hereafter amended.
          SECTION 3.14. Compliance.
          (a) The Company is not, in any material respect, in violation of any Law applicable to it or by which any of its properties or other assets or any of its businesses or operations are bound or any rule, regulation, guideline, guidance or requirement issued under any of the foregoing nor has it received after January 1, 2006 any written notice or other communication, whether written or non-written, from any Governmental Authority of any violation or any investigation with respect to any such Law.
          (b) The Company is not, in any material respect, in violation of the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Service Act (“PHSA”), or the regulations and regulatory guidance promulgated thereunder or similar Laws of any foreign jurisdiction (collectively, “Drug Laws”), including those relating to good laboratory practices, good clinical practices, adverse event reporting, good manufacturing practices, recordkeeping, and filing of reports. Except for matters governed by Environmental Laws, which are addressed in Section 3.13 hereof, the Company has not received after January 1, 2006 any written notice or other communication, whether written or non-written, from the United States Food and Drug Administration (the “FDA”) or any other Governmental Authority alleging any violation of any Drug Law, including any failure to maintain systems and programs adequate to ensure compliance with any applicable Law related to product quality, including “Good Manufacturing Practice”, “Good Laboratory Practice”, and “Good Clinical Practice” as those terms are defined by FDA and in all applicable Drug Laws, by the Company relating to any activity that is subject to Drug Laws. The Company has not received after January 1, 2006 any (i) notices of inspectional observations (including those recorded on form FDA 483), establishment inspection reports, warning letters, untitled letters, (ii) notice of any intention to conduct an investigation or review, or (iii) other written documents issued by the FDA or any other Governmental Authority that indicate lack of compliance with any Drug Law by the Company or by Persons who are otherwise performing services for the benefit of the Company.
          (c) The Company has all material registrations, applications, licenses, requests for approvals, exemptions, permits and other regulatory authorizations (collectively, “Authorizations”) from Governmental Authorities that are required to conduct the Company’s businesses as now being conducted, and such Authorizations are in full force and effect in all material respects. The Company has filed all material reports, notifications and filings with, and has paid all regulatory fees to, the applicable Governmental Authority necessary to maintain all of such Authorizations in full force and effect. The Company is (and since January 1, 2006 has been) in compliance in all material respects with the terms of all Authorizations. Since January 1, 2006, the Company has not received written notice to the effect that a Governmental Authority was considering the amendment, termination, revocation or cancellation of any Authorization. The consummation of the Merger or any of the other Transactions, in and of itself, will not cause the revocation or cancellation of any Authorization.
          (d) All preclinical tests performed in connection with or as the basis for any submission to the FDA or other comparable Government Authority, filed under an IND, CTA, or other foreign equivalent or that the Company anticipates will be submitted to FDA or other comparable Governmental Authority either (i) have been conducted in accordance, in all material respects, with applicable Good Laboratory Practice (“GLP”) requirements, including those contained in 21 C.F.R. Part 58 or (ii) involved experimental research techniques that were not required to be performed by a registered GLP testing laboratory (with appropriate notice being given to FDA or the applicable Governmental Authority, if required), but employed procedures and controls generally used by qualified experts in the conduct of preclinical studies.
          (e) The Company has no products with marketing approval from any Governmental Authority. All human clinical trials to the extent conducted by the Company or to the knowledge of the Company by a third party on behalf of the Company have been and are being conducted in material compliance with all applicable requirements of “Good Clinical Practice”, “Informed Consent” and, to the knowledge of the Company, “Institutional Review Boards”, as those terms are defined by FDA and in all applicable Drug Laws relating to clinical trials or the protection of human subjects, including those contained in the International Conference on Harmonization (“ICH”) E6: Good Clinical Practices Consolidated Guideline, and in 21 C.F.R. Parts 50, 54, 56, and 312, and the provisions governing the privacy of patient medical records under the Health Insurance Portability and Accountability Act of 1996 and the implementing regulations of the United States Department of Health and Human Services, and all applicable comparable foreign Drug Laws. Neither the Company, nor to the knowledge of the Company, anyone acting on behalf of the Company, has received since January 1, 2006 any notice that the FDA or any other Governmental Authority or institutional review board has initiated, or threatened to initiate, any clinical hold or other action to suspend any clinical trial or suspend or terminate any IND (or foreign equivalent thereto) sponsored by the Company, or otherwise restrict the preclinical research on or clinical study of any Company product candidate. Notwithstanding the foregoing, any representation is made only to the knowledge of the Company with respect to activities by third parties to which the Company has transferred its regulatory obligations under the provisions of 21 C.F.R. Section 312.52 or any comparable foreign Drug Law.
          (f) All clinical trials conducted by or on behalf of the Company and the results of all such clinical trials have been registered and disclosed in all material respects in accordance with all applicable Drug Laws. The Company has filed all annual and periodic reports, amendments and IND Safety Reports required for any of its product candidates required to be made to the FDA or any other Governmental Authority.
          (g) All manufacturing operations conducted by or, to the knowledge of the Company, for the benefit of, the Company with respect to Company product candidates have been and are being conducted in accordance, in all material respects, with applicable current Good Manufacturing Practices as that term is defined by FDA and in all applicable Drug Laws.
          (h) There are no proceedings pending or, to the knowledge of the Company, threatened against the Company with respect to (i) a violation by the Company of any Drug Law, or (ii) any alleged injuries to a participant in any clinical trial conducted by or on behalf of the Company.
          (i) The Company has provided or made available for review all material preclinical and material clinical studies and trials conducted by the Company or by a third party on behalf of the Company regarding the efficacy and safety of its product candidates.
          (j) The Company has delivered or made available to Parent all material correspondence and material meeting minutes received from or sent to the FDA and any other similar Governmental Authority, and all written reports of phone conversations, visits or other contact with the FDA and any other similar Governmental Authority, relating to any product candidate of the Company or to compliance with any Drug Law, including any and all notices of inspectional observations, establishment inspection reports and any other documents received by the Company since January 1, 2006 from the FDA or comparable foreign Governmental Authorities which bear in any way on the Company’s compliance with regulatory requirements of the FDA or comparable foreign Governmental Authorities, or on the likelihood or timing of approval of any Company product candidates.
          (k) None of the Company or any officer, employee or, to the knowledge of the Company, agent of the Company, has made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority, or committed any act, made any statement, or failed to make any statement, that would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Fact, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991). Neither the Company nor, to the knowledge of the Company, any officer, employee or agent of the Company has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in or that has resulted in (i) debarment under 21 U.S.C. Section

335a or any similar state or federal Law or (ii) exclusion from participating in the federal health care programs under Section 1128 of the Social Security Act or any similar state or federal Law.
          SECTION 3.15. Intellectual Property.
          (a) Schedule 3.15(a) of the Company Disclosure Letter sets forth a complete and accurate list of all Company Intellectual Property (other than trade secrets, Copyrights, Know-How and goodwill attendant to the Intellectual Property and other intellectual property rights not reducible to schedule form), including (i) a complete and accurate list of all Patents, (ii) a complete and accurate list of all Copyrights, and (iii) a complete and accurate list of all Trademarks.
          (b) The Company Intellectual Property is, to the knowledge of the Company, enforceable and valid. None of the Company Intellectual Property has been or is the subject of (i) any pending Proceeding (including, with respect to Patents, inventorship challenges, interferences, reissues, reexaminations and oppositions, and with respect to Trademarks, invalidation, opposition, cancellation, abandonment or similar Proceeding) or any order restricting (A) the use of such Company Intellectual Property or (B) assignment or license thereof by the Company, or (ii) to the knowledge of the Company, any threatened Proceeding or claim of infringement threatened or made in writing or any pending Proceeding to which the Company is a party. Schedule 3.15(b) of the Company Disclosure Letter sets forth any and all settlements or agreements reached with respect to any such Proceedings related to the Company Intellectual Property.
          (c) All Company Intellectual Property is owned or exclusively licensed by the Company. The Company has the right to assign, transfer or grant to Parent all rights in and to the Company Intellectual Property that are being assigned, transferred or granted to Parent under this Agreement free of any rights or claims of any Person or any other Liens, and without payment by any party of any royalties, license fees or other amounts to any other Person.
          (d) Schedule 3.15(d) of the Company Disclosure Letter sets forth a complete and accurate list of all royalty, license fee and other payment obligations with respect to the Company Intellectual Property. No royalties, license fees or other payment obligations would be owed to any Person in connection with the marketing, sale, use or other exploitation of any product currently in development by the Company after the Effective Time.
          (e) The Company has not assigned, transferred, conveyed, or granted any licenses to any Company Intellectual Property to third parties, or otherwise caused or permitted any Lien to attach to any Company Intellectual Property or any Patents, Know-How, Trademarks or other Intellectual Property or related products that would have been Company Intellectual Property, but for such assignment, transfer, license, conveyance or Lien. Neither the Company nor, to the knowledge of the Company, any other Person, is party to any agreements with third parties that materially limit or restrict use of the Company Intellectual Property or require any payments for such use. No other Person has any proprietary, commercial, joint ownership, royalty or other interest in the Company Intellectual Property or the goodwill associated therewith. The Company has not entered into any Contract (i) granting any Person the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, any of the

Company Intellectual Property, (ii) expressly agreeing to indemnify any Person against any charge of infringement of any of the Company Intellectual Property, or (iii) granting any Person the right to control the prosecution of any of the Company Intellectual Property. There are no existing agreements, options, commitments, or rights with, of or to any third party to acquire or obtain any rights to any of the Company Intellectual Property.
          (f) To the knowledge of the Company, there is no unauthorized use, infringement, misappropriation or violation of any of the Company Intellectual Property by any Person. The marketing, sale, use or other exploitation of any product currently in development by the Company does not presently and, to the knowledge of the Company, will not, infringe or misappropriate or otherwise violate, as applicable, the intellectual property rights or other proprietary rights of any Person and the Company has not received any written notice from any Person, or has knowledge of, any claim or assertion to the contrary.
          (g) All issuance, renewal, maintenance and other material payments that are or have become due with respect to the Company Intellectual Property have been timely paid by or on behalf of the Company. All documents, certificates and other material in connection with the Company Intellectual Property have, for the purposes of maintaining such Company Intellectual Property, been filed in a timely manner with the relevant Governmental Authorities. The Company has properly filed, prosecuted and maintained all Patents and Trademarks included in the Company Intellectual Property and have properly filed and maintained all other Company Intellectual Property.
          (h) The Company has taken all reasonable measures to maintain in confidence all Know-How and to protect the secrecy, confidentiality and value of all trade secrets included within the Company Intellectual Property.
          (i) To the knowledge of the Company there are no domain names that consist of or include the Trademarks that are owned or registered by any Person other than the Company or its Affiliates
          (j) The Company has complied with any and all obligations pursuant to the Bayh-Dole Act, including with respect to any Patents that are part of the Company Intellectual Property.
          (k) As used in this Agreement:
     (i) “Bayh-Dole Act” means the Patent and Trademark Law Amendments Act, 35 U.S.C. §200 et seq., as may be amended or succeeded from time to time, and the regulations promulgated thereunder.
     (ii) “Company Intellectual Property” means all Intellectual Property owned, licensed or used by the Company that is material to or necessary for the conduct of the business of the Company as currently conducted or currently contemplated to be conducted in the future, including the marketing, use, sale or other exploitation of any product currently under investigation or in development.

     (iii) “Copyrights” means: (A) all copyrights (including copyrights in any package inserts, marketing or promotional materials, labeling information or other text provided to consumers), whether registered or unregistered throughout the world; (B) any registrations and applications therefor; (C) all rights and priorities afforded under any international treaty, convention, or the like; (D) all extensions and renewals of any thereof; (E) the right to sue for past, present and future infringements of any of the foregoing, and all proceeds of the foregoing, including licenses, royalties, income, payments, claims, damages (including attorneys’ fees), and proceeds of suit; and (F) any rights similar to the foregoing in any country, including moral rights.
     (iv) “Intellectual Property” means intellectual property rights, including Trademarks, Internet Property, Copyrights and Patents, whether registered or unregistered, and all applications and registrations therefor, Know-How, confidential information, trade secrets, and similar proprietary rights in confidential inventions, discoveries, analytic models, improvements, processes, techniques, devices, methods, patterns, formulations and specifications.
     (v) “Internet Property” means: (A) all websites and rights thereto; (B) all news, information, illustrations, graphs, charts, artwork, photos, data, audio, video, text or other content or combinations thereof, in any form or media, used in Company websites; and (C) all URLs, internet protocol addresses and corresponding domain names, including all registrations and applications relating thereto.
     (vi) “Know-How” means any proprietary or nonproprietary information related to the manufacture, preparation, development (including research, pre-clinical and clinical), or commercialization of a product, including data, product specifications, processes, product designs, plans, trade secrets, ideas, concepts, inventions, formulae, chemical, pharmacological, toxicological, pharmaceutical, physical, analytical, stability, safety, quality assurance, quality control and clinical information, technical information, research information, and all other confidential or proprietary technical and business information, whether or not embodied in any documentation or other tangible materials, including any trade secret or other rights therein.
     (vii) “Patents” means: (A) all national, regional and international patents and patent applications, including provisional patent applications; (B) all patent applications filed either from such patents, patent applications or provisional applications or from an application claiming priority from either of these, including divisionals, continuations, continuations-in-part, substitutions, provisionals, converted provisionals, and continued prosecution applications; (C) any and all patents that have issued or in the future issue from the foregoing patent applications described in clauses (A) and (B), including utility models, petty patents and design patents and certificates of invention; (D) any and all extensions or restorations by existing or future extension or restoration mechanisms, including revalidations, reissues, re-examinations and extensions (including any supplementary protection certificates and the like) of the foregoing patents or patent applications described in clauses (A), (B) and (C); (E) any and all licenses, royalties, income, payments, causes of action, claims, demands or other rights occasioned from or because of any and all past, present and future infringement of any of the foregoing, including all rights to recover damages (including attorneys’ fees), proceeds of suit, profits and injunctive or other relief for such infringement; and (F) any similar rights, including so-called pipeline protection, or any importation, revalidation, confirmation or introduction patent or registration patent or patent of additions to any such foregoing patent applications and patents.
     (viii) “Trade Secrets” means trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law), business, technical and know-how information, non-public information, and confidential information and rights to limit the use or disclosure thereof by any Person, including databases and collections and all rights therein.
     (ix) “Trademark” means: (A) all trademarks, trade names, trade dress, service marks, logos, trade styles, certification marks, collective marks, designs, industrial designs and other identifiers of source and all other general intangibles of a like nature, whether registered or unregistered; (B) all registrations and applications for any of the foregoing; (C) all extensions or renewals of any of the foregoing; (D) all of the goodwill connected with the use of and symbolized by the foregoing; (E) all rights and priorities afforded under the United States “common law,” under the “common law” of any other country or jurisdiction, or under any international treaty, convention, or the like; (F) the right to sue for past, present and future infringement, misappropriation or dilution of any of the foregoing or for any injury to goodwill; (G) all proceeds of the foregoing, including licenses, royalties, income, payments, claims, damages (including attorneys’ fees) and proceeds of suit; and (H) any rights similar to the foregoing in any country.
          SECTION 3.16. Material Contracts.
          (a) Set forth in Section 3.16(a) of the Company Disclosure Letter is a complete and accurate list of the following Contracts to which the Company is a party or by which it is bound as of the date hereof (each such Contract, whether or not set forth in such section of the Company Disclosure Letter, a “Material Contract”):
     (i) employment Contract, severance Contract, change of control Contract or any employee collective bargaining agreement or other Contract with any labor union;
     (ii) Contract not to compete or otherwise restricting in any material respect the development, manufacture, marketing, distribution or sale of any products or services (including any Contract that requires the Company to work exclusively with any Person in any particular area) or any other similar limitation on the ability of the Company to transact or compete in any line of business, in any therapeutic area, with any Person, in any geographic area or during any period of time;
     (iii) Contract containing any provision that applies to or restricts the operations or business of any Affiliate of the Company in a manner described in Section 3.16(a)(ii);
     (iv) Contract with (A) any Affiliate of the Company or (B) any director or officer of the Company (other than any Contracts of the type described in Section 3.16(a)(i) or indemnification agreements);

     (v) each lease, license, sublease or other occupancy right or similar Contract with any Person (together with any amendments or supplements thereto) (each, a “Lease”) under which the Company is a lessee, lessor or sublessor of, or makes available for use, to any Person (other than the Company), any real property or any portion or any premises otherwise occupied by or owned by the Company (referred to herein as the “Leased Real Property”);
     (vi) Contract (A) requiring or otherwise involving the potential payment by or to the Company of more than an aggregate of $150,000, (B) in which the Company has granted development rights, “most favored nation” pricing provisions or marketing or distribution rights relating to any product or product candidate or (C) in which the Company has agreed to purchase a minimum quantity of goods relating to any product or product candidate or has agreed to purchase goods relating to any product or product candidate exclusively from a certain party;
     (vii) Contract for the disposition of any significant portion of the assets or business of the Company or any agreement for the acquisition, directly or indirectly, of a material portion of the assets or business of any other Person;
     (viii) non ordinary course Contract for any joint venture, partnership, material research and development project or similar arrangement;
     (ix) Contract involving Company Intellectual Property;
     (x) Contract (other than trade debt incurred in the ordinary course of business) under which the Company has borrowed money from, or issued any note, bond, debenture or other evidence of indebtedness for borrowed money to, any Person in excess of $150,000;
     (xi) Contract (including so-called take-or-pay or keepwell agreements) under which the Company has directly or indirectly guaranteed indebtedness for borrowed money, liabilities or obligations of any Person, in each case other than (I) endorsements for the purpose of collection in the ordinary course of business and (II) ordinary course Contracts relating to research and development of products;
     (xii) except for Contracts covered by clause (x) above, Contract under which the Company has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person;
     (xiii) Contract providing for any mortgage or security interest in material property of the Company;
     (xiv) confidentiality agreements with any full time employee of the Company that is not substantially in the form of the Company’s form of confidentiality agreement;
     (xv) Contract involving a supply or tolling agreement or arrangement that commits the Company to purchase goods or supplies relating to any product candidate for clinical studies or commercial use;

     (xvi) Contract involving a standstill or similar obligation of the Company to a third party;
     (xvii) Current Government Contracts;
     (xviii) Contract, grants, agreements, cooperative agreements or other transactions with any Governmental Authority other than clinical trial Contracts and investigator initiated study Contracts; and
     (xix) Contract not entered into in the ordinary course of business that is material to the Company and not required to be disclosed in response to any other subparagraph of this Section 3.16(a).
          (b) Each of the Material Contracts is valid, binding and in full force and effect and is enforceable in accordance with its terms by the Company, subject to the Bankruptcy and Equity Exception and assuming enforceability against the counter-parties thereto. The Company is not in default under any Material Contract, nor, to the knowledge of the Company, does any condition exist that, with notice or lapse of time or both, would constitute a material default thereunder by the Company. To the knowledge of the Company, no other party to any Material Contract is in default thereunder, nor does any condition exist that, with notice or lapse of time or both, would constitute a default thereunder of such other party. The Company has not received any notice of termination or cancellation under any Material Contract or received any notice of breach or default in any material respect under any Material Contract which breach has not been cured. Except as separately identified in Section 3.16(b) of the Company Disclosure Letter, no approval, consent or waiver of any Person is needed in order that any Material Contract continue in full force and effect following the consummation of the Transactions. The Company has provided, or otherwise made available to Parent, complete and accurate copies of all of the Material Contracts currently in effect. As used in this Agreement, “Contract” means any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract, purchase order or other agreement, instrument or obligation.
          SECTION 3.17. Government Contract Regulatory Matters.
          (a) The Company has delivered or made available to Parent complete and accurate copies of all Current Government Contracts. Each of the Current Government Contracts is valid, binding and in full force and effect and is enforceable in accordance with its terms by the Company subject to the Bankruptcy and Equity Exception, and further subject to the Governmental Authority’s rights, including its right to terminate each such Current Government Contract for the convenience of the Governmental Authority. As used in this Agreement, “Current Government Contract” means any Government Contract, the period of performance of which has not yet expired or terminated or for which final payment has not yet been received. As used in this Agreement, “Government Contract” means any prime contract, subcontract, grant, cooperative agreement, base ordering agreement, pricing agreement, letter contract or other similar arrangement of any kind, between the Company, on the one hand, and (i) any Governmental Authority, (ii) any prime contractor of a Governmental Authority in its capacity as a prime contractor, or (iii) any subcontractor with respect to any contract of a type described in clauses (i) or (ii) above, on the other hand.

          (b) The Company has complied in all material respects with all statutory and regulatory requirements, including the Armed Services Procurement Act, the Service Contract Act, the Procurement Integrity Act, the False Claims Act, the Truth in Negotiation Act, the Federal Procurement and Administrative Services Act, the Federal Acquisition Regulation and related cost principles and the Cost Accounting Standards, where and as applicable to each of the Current Government Contracts and the representations and certifications made by the Company with respect to such Government Contracts were accurate in all material respects as of their effective date and, to the extent that any such certifications are on-going, the Company has complied with all such certifications in all material respects. The Company has not received any terminations or default, cure notice or show cause notice in writing from a Governmental Authority, which such notice or writing remains unresolved with respect to any such Current Government Contract. No past performance evaluation received by the Company, if any, with respect to any such Current Government Contract has set forth a default or other material failure to perform thereunder or termination thereof.
          (c) With respect to the Current Government Contracts, no Governmental Authority, prime contractor or higher-tier subcontractor under a Government Contract or any other Person has notified the Company in writing of any actual or alleged material violation or breach of any statute, regulation, representation, certification, disclosure obligation, contract term, condition, clause, provision or specification that would be reasonably expected to materially affect payments under Current Government Contracts or materially adversely affect the award of Government Contracts to the Company in the future. The Company has not received any written, show cause, cure, deficiency, default or similar notice relating to the Current Government Contracts; and the Company has not received any written notice terminating any of the Current Government Contracts for convenience or indicating an intent to terminate any of the Current Government Contracts for convenience.
          (d) The Company has not received any written or, to the knowledge of the Company, oral, notice of any outstanding Claims (as the term “Claim” is defined in FAR 2.101) or contract Disputes (as the term “Disputes” is used in the Contract Disputes Act of 1978, as amended, 41 U.S.C. 601 et. seq.) to which the Company is a party (i) relating to the Current Government Contracts and involving either a Governmental Authority, any prime contractor, any higher-tier subcontractor, vendor or any third party; and (ii) relating to the Current Government Contracts under the Contract Disputes Act.
          (e) The Company has never been and is not now, suspended, debarred or proposed for suspension or, to the knowledge of the Company, debarred from bidding on any Government Contract. The Company has not received written notice of the commencement of any suspension or debarment actions with respect to any Government Contract nor, to the knowledge of the Company, has a Governmental Authority threatened to initiate a suspension or debarment action against the Company or any of its officers or employees. To the knowledge of the Company, there is no valid basis for a Governmental Authority to initiate against the Company a suspension or debarment action. The Company has not received a negative determination of responsibility issued by a Governmental Authority against the Company during the past three years with respect to any quotation, bid or proposal for a Government Contract submitted by the Company.

          (f) In the past six years, the Company has not undergone and is not undergoing any audit, inspection, survey or examination of records relating to any Government Contract, the Company has not received written notice of, or undergone, any investigation or review relating to any Government Contract, and, to the knowledge of the Company, no such audit, review, inspection, investigation, survey or examination of records is threatened.
          (g) The Company performs no activities under Current Government Contracts, and has no other relationships with any other Person, that could result in an “organizational conflict of interest” as defined in Subpart 9.5 of the Federal Acquisition Regulation and agency supplements thereto.
          (h) During the last five years, the Company has not made any voluntary disclosure in writing to any Governmental Authority with respect to any material alleged irregularity, misstatement or omission arising under or relating to a Government Contract.
          (i) None of the Company’s employees, consultants or agents is (or during the last five years has been) under administrative, civil or criminal investigation or indictment by any Governmental Authority with respect to the conduct of the Company’s business.
          SECTION 3.18. Employment Matters.
          (a) The Company is not a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is any such contract or agreement presently being negotiated, nor, to the knowledge of the Company, is there, nor has there been in the last five years, a representation campaign with respect to any of the employees of the Company. As of the date of this Agreement, there is no pending or, to the knowledge of the Company, threatened, labor strike, dispute, walkout, work stoppage, slow-down or lockout involving the Company.
          (b) Section 3.18(b) of the Company Disclosure Letter sets forth a complete and accurate list of the name of each officer and employee of the Company as of the date hereof, together with each such person’s actual position or function, date of hire, seniority recognized to the extent preceding hire dates, status as active or non-active and as a U.S. citizen or lawful permanent resident, annual base salary or wages and any incentive or bonus arrangement with respect to such person in effect on such date and the amounts expected to be earned under those arrangements for the current fiscal year. The Company has not received any information that would lead it to believe that any current officer of the Company will resign from employment with the Company because of the consummation of the Transactions.
          (c) All employees of the Company are employed on an “at-will” basis and their employment can be terminated at any time without any amounts being owed to such individual other than with respect to wages accrued before the termination. The Company’s relationships with all individuals who act on their own as contractors or as other service providers can be terminated at any time for any reason without any amounts being owed to such individuals, other than with respect to compensation or payments accrued before the notice of termination. No employee is on disability or other leave of absence, other than short term absences of less than three weeks. The Company has complied, in all material respects, with all Laws governing the employment of its employees and governing the employment of non-U.S. nationals in the United States, including the Immigration and Nationality Act 8 U.S.C. Sections 1101 et seq. and its implementing regulations. The Company has not sponsored any employee for, or otherwise engaged any employee working pursuant to, a non-immigrant visa.
          (d) The Company has not taken any action that, by itself or in conjunction with any action of equal magnitude that may be taken after the Effective Time, will require any compliance with the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any other similar or comparable applicable Law.
          (e) All amounts required by applicable Law to be deducted or withheld from remuneration payable to employees of the Company, and all employer premiums, contributions or amounts payable by the Company thereon or in respect thereof, have been so deducted and withheld and remitted, paid or contributed in material compliance with applicable Law to the appropriate governmental or regulatory authority.
          (f) The Company has not used the services of workers provided by third party contract labor suppliers, temporary employees, “leased employees” (as that term is defined in Section 414(n) of the Code). The Company has not used the services of individuals who have provided services while classified as independent contractors to an extent that they would be eligible to participate in any Company Employee Benefit Plan. All employees of the Company are employed in the United States, and all of the terms and conditions of their employment are governed exclusively by United States law and not the law of any other jurisdiction.
          (g) The Company has made available to Parent prior to the date of this Agreement a current, accurate and complete copy of each written material personnel policy, rule, or procedure applicable to employees of the Company.
          (h) The Company is not a party to, or otherwise bound by, any consent decree or settlement agreement with, or citation by, any Governmental Authority relating to employees or employment practices.
          SECTION 3.19. Real Property.
          (a) The Company does not own any real property.
          (b) The Company is the sole owner and holder of a valid leasehold interest in each Lease free and clear of Liens other than those Liens permitted under the applicable Lease and this Agreement. The Company has delivered or otherwise made available to Parent true, correct and complete copies of all Leases. The Company has peaceful and undisturbed possession under each Lease. To the knowledge of the Company, no party has a right to occupy any of the premises subject to a Lease except for the Company. There are not pending or, to the knowledge of the Company, threatened condemnation or eminent domain actions or proceedings, or any special assessments or other activities of any public or quasi-public body that are reasonably likely to materially adversely affect the Company’s rights pursuant to any Lease. No current use by the Company of the Leased Real Property or any improvements thereon is dependent on a nonconforming use or other approval from a Governmental Authority, the absence of which would significantly materially limit the use of any of the properties or assets in the operation of the business of the Company. With respect to each Lease under which the Company is a lessee, the lessee under such Lease has no obligation to remove any tenant improvements, alterations or installations existing at the Leased Real Property as of the date hereof, prior to expiration or earlier termination of such Lease.
          SECTION 3.20. Insurance. Section 3.20 of the Company Disclosure Letter sets forth a complete and accurate list of all material insurance policies of the Company. There is no claim made against an insurance company by the Company pending under any such insurance policy. All insurance policies of the Company are in full force and effect and provide insurance in such amounts and against such risks as are customary in the industry in which they operate. The Company is not in breach or default, and the Company has not taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies. No notice of cancellation or termination has been received with respect to any such policy except customary notices of cancellation in advance of scheduled expiration.
          SECTION 3.21. Affiliate Transactions. No present or former officer or director of the Company or any Person owning 5% or more of the shares of Company Common Stock or any other Affiliate, and no family member of any such Person, is a party to any material loan, lease or other Contract with or binding upon the Company or any of its properties or assets or has any interest in any property owned by the Company or has engaged in any transaction with any of the foregoing within the last 12 months preceding the date of this Agreement. As used in this Agreement, "Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.
          SECTION 3.22. State Takeover Statutes. No “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal laws in the United States (with the exception of Section 203 of the DGCL) applicable to the Company is applicable to the Merger or any of the other Transactions. The action of the Company Board in approving this Agreement, the Exchange Agreement, the Voting Agreement and the Transactions, is sufficient to render inapplicable to this Agreement, the Exchange Agreement, the Voting Agreement and the Transactions, the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL.
          SECTION 3.23. Assets. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company has good title to all the tangible personal property reflected in the latest audited balance sheet included in the Company SEC Reports as being owned by the Company or acquired after the date thereof that are material to the Company’s business (except tangible personal property sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens, except (i) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (iii) other statutory Liens securing payments not yet due including builder, mechanic, warehousemen, materialmen, contractor, landlord, workmen, repairmen, and carrier Liens, (iv) purchase money Liens and Liens securing rental payments under capital lease arrangements, (v) such imperfections or irregularities of title, claims, liens, charges, security interests, easements, covenants and other restrictions or encumbrances as do not affect the use of the properties or assets subject thereto or affected thereby or otherwise impair business operations at such properties, and (vi) mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the Company Financial Statements.
          SECTION 3.24. Foreign Corrupt Practices Act. Neither the Company nor any director, officer, agent or employee of the Company has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any other federal, foreign or state anti-corruption or anti-bribery Law or requirement applicable to the Company.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
          Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:
          SECTION 4.1. Organization. Parent is a duly organized and validly existing stock corporation under the laws of the Republic of Austria. Merger Sub is a corporation organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has all requisite power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, operate and lease its properties and to carry on its business as now conducted, except for such franchises, licenses, permits, authorizations and approvals, the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. A “Parent Material Adverse Effect” means any event, change, occurrence or development of a state of facts that has, individually or in the aggregate with all other events, changes, occurrences or developments of a state of facts, a material adverse effect on the ability of either Parent or Merger Sub to timely perform its obligations under this Agreement or to consummate the Merger and the other Transactions.
          SECTION 4.2. Merger Sub. Merger Sub is a direct, wholly owned Subsidiary of Parent that was formed solely for the purpose of engaging in the Transactions. Since the date of its incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.
          SECTION 4.3. Authorization; No Conflict.

          (a) Each of Parent and Merger Sub has the requisite corporate power and authority to enter into and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement, the Exchange Agreement and the Voting Agreement by Parent and Merger Sub (to the extent a party), the performance by Parent and Merger Sub of their respective obligations hereunder and thereunder and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by the Management Board and Supervisory Board of Parent and the Board of Directors of Merger Sub. Except as set forth in the Exchange Agreement, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement, the Exchange Agreement and the Voting Agreement, the performance by Parent and Merger Sub of their respective obligations hereunder and thereunder and the consummation by Parent and Merger Sub of the Transactions. No vote of Parent’s stockholders is required in connection with this Agreement, the Exchange Agreement, or any of the Transactions, other than the approval of Parent’s stockholders in connection with revisions to Parent’s stock option plan. Each of this Agreement, the Exchange Agreement and the Voting Agreement has been duly and validly executed and delivered by Parent and Merger Sub (to the extent a party) and, assuming the due authorization, execution and delivery by the Company (to the extent a party) and the other parties thereto, constitute legal, valid and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their respective terms, subject in each case to the Bankruptcy and Equity Exception.
          (b) Neither the execution and delivery of this Agreement, the Exchange Agreement and the Voting Agreement by Parent or Merger Sub (to the extent a party), nor the consummation by Parent or Merger Sub of the Transactions nor compliance by Parent or Merger Sub with any of the provisions herein or therein will (i) result in a violation or breach of or conflict with the certificate of incorporation or by-laws of Merger Sub or any of the organizational documents of Parent, (ii) result in a violation or breach of or conflict with any provisions of, or result in the loss of any benefit under or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination, cancellation of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any Lien upon any of the properties or assets owned or operated by Parent or Merger Sub under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, lease, agreement or other instrument or obligation of any kind to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties or assets may be bound, or (iii) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (c) below, violate any Judgment or Law applicable to Parent or Merger Sub or any of their respective properties or assets other than any such event described in clauses (ii) and (iii) above which, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.
          (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is necessary to be obtained or made by Parent or Merger Sub in connection with Parent’s or Merger Sub’s (to the extent a party) execution, delivery and performance of this Agreement, the Exchange Agreement and the Voting Agreement, or the consummation by Parent or Merger Sub of the Transactions, except for (i)

compliance with the DGCL, with respect to the filing of the Certificate of Merger, (ii) compliance with the HSR Act and applicable foreign competition and antitrust laws, if any, (iii) the filing with the SEC of such reports under Sections 13 or 16 of the Exchange Act, as may be required in connection with this Agreement and the Transactions, (iv) compliance with the rules of Nasdaq, (v) compliance with the applicable requirements of CFIUS, pursuant to Section 721 of the DPA, (vi) compliance with the “blue sky” laws of various states, (vii) completing any notice required under the FDCA or similar Laws of jurisdictions other than the United States, and (viii) any such consent, approval, order, authorization, registration, declaration or filing, the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.
          SECTION 4.4. Information Supplied. None of the information supplied or to be supplied in writing by Parent specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s stockholders and at the time of the Company Stockholders Meeting or at the date of any amendment thereof or supplement thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.
          SECTION 4.5. Broker’s or Finder’s Fees. Except for Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Parent Financial Advisor”), no agent, broker, Person or firm acting on behalf of Parent or Merger Sub or under Parent’s or Merger Sub’s authority is or will be entitled to any advisory, commission or broker’s or finder’s fee or commission from any of the parties hereto in connection with any of the Transactions.
          SECTION 4.6. Available Funds. Parent has or has available to it sufficient funds to (a) pay the aggregate Merger Consideration and other amounts payable pursuant to this Agreement to consummate the Merger and the other Transactions and (b) pay any and all fees and expenses of Parent and Merger Sub in connection with the Merger or the financing thereof.
          SECTION 4.7. Absence of Litigation. There is no action pending or, to the knowledge of Parent, threatened, against Parent or any of its subsidiaries or any of its or their respective properties or assets except as would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor its subsidiaries is subject to any Judgment, except as would not reasonably be expected to have a Parent Material Adverse Effect.
          SECTION 4.8. No Ownership of Company Capital Stock. As of the date of this Agreement, neither Parent nor Merger Sub, nor any of their respective Affiliates, owns, or at any time during the past three years has owned, any shares of the Company’s capital stock or any option, warrant or other right to acquire any shares of the Company’s capital stock.
ARTICLE 5
CONDUCT OF BUSINESS PENDING THE MERGER
          SECTION 5.1. Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the termination of this Agreement or the Effective Time, unless Parent shall otherwise consent in writing, or except as expressly permitted or required pursuant to this Agreement:
          (a) The Company shall (i) conduct their business only in the ordinary and usual course of business and consistent with past practices and (ii) use reasonable best efforts to maintain and preserve intact its business organization, to maintain its significant beneficial business relationships with suppliers, contractors, distributors, customers, licensors, licensees and others having material business relationships with it, to retain the services of its present officers and key employees and to comply in all material respects with all applicable Laws and the requirements of all Material Contracts.
          (b) Without limiting the generality of the foregoing Section 5.1(a), except as set forth in Section 5.1 of the Company Disclosure Letter or as contemplated by Section 2.4 and Section 2.5, the Company shall not directly or indirectly, do any of the following without the prior written consent of Parent (which consent shall (x) be in the sole discretion of Parent with respect to those actions prohibited by subsections (ii) through (vii), (x), (xi), (xv), (xvi), (xxi), (xxii) and (xxiii), and (y) not be unreasonably withheld or delayed with respect to those actions prohibited by the remaining subsections):
     (i) (A) acquire, sell, lease, transfer, encumber or permit to be subject to any Lien or dispose of any assets, rights or securities that are material to the Company, or (B) terminate, cancel or materially modify any Material Contract or enter into any material commitment, transaction, agreement or line of business;
     (ii) acquire by merging or consolidating with or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business, corporation, partnership, association or other business organization or division thereof;
     (iii) amend or propose to amend the Company Charter Documents;
     (iv) declare, set aside, make or pay any dividend or other distribution payable in cash, capital stock, property or otherwise with respect to any shares of its capital stock;
     (v) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any shares of its capital stock, other equity securities, other ownership interests or any options, warrants or rights to acquire any such stock, securities or interests, except for the acquisition of Company Common Stock (A) from holders of Options or Warrants in full or partial payment of the exercise payable by such holder upon exercise of Options or Warrants as in effect on the date hereof or (B) from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of their services to the Company;
     (vi) adjust, recapitalize, split, combine, subdivide or reclassify any outstanding shares of its capital stock;
     (vii) except for (A) the Company Common Stock issuable upon exercise of Options outstanding on the date hereof or (B) the Warrants, issue, sell, encumber, dispose of or authorize, propose or agree to the issuance, sale, encumbrance or disposition by the Company of, any shares of, or any options, warrants or rights of any kind to acquire any shares of, or any securities convertible into or exchangeable for any shares of, its capital stock of any class, or any other securities in respect of, in lieu of, or in substitution for any class of its capital stock outstanding on the date hereof;
     (viii) incur, or modify in any material respect the terms of, any indebtedness for borrowed money, or assume, guarantee or endorse any such indebtedness of another Person, except indebtedness incurred, assumed or guaranteed in the ordinary course of business consistent with past practice and not in excess of $150,000 in the aggregate;
     (ix) make any loans or advances, except routine advances for customary travel expenses to employees of the Company in the ordinary course of business consistent with past practice;
     (x) other than to the extent required in a written contract or agreement in existence as of the date of this Agreement and disclosed in Section 3.10 of the Company Disclosure Letter: (A) grant or increase any severance or termination pay to any current or former director, executive officer, employee, consultant or independent contractor of the Company, (B) execute any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any such individual, (C) increase the benefits payable under any existing severance or termination pay policies or employment agreements, (D) hire any officers (or promote an employee into an officer position) or increase the compensation, bonus or other benefits of current or former directors, executive officers, employees (other than increases in compensation made to employees in the ordinary course of business consistent with past practice pursuant to such employees’ annual performance reviews), consultants or independent contractors of the Company, (E) adopt or establish any Company Employee Benefit Plan, policy, program or arrangement or amend in any material respect any existing employee benefit plan, (F) provide any material benefit to a current or former director, executive officer, employee, consultant or independent contractor of the Company not required by any existing agreement or Company Employee Benefit Plan, or (G) take any action that would result in its incurring any obligation for any payments or benefits described in subsections (i), (ii) or (iii) of Section 3.10(i) (without regard to whether the Transactions are consummated) except to the extent required in a written contract or agreement in existence as of the date of this Agreement;
     (xi) execute or amend (other than as required by existing employee benefit plans or employment agreements or by applicable Law) in any material respect any employment, consulting, severance or indemnification agreement between the Company and any of its directors, officers, agents, consultants, independent contractors or employees, or any collective bargaining agreement or other obligation to any labor organization or employee incurred or entered into by the Company;
     (xii) make any material changes in its reporting for Taxes or accounting methods other than as required by GAAP or applicable Law; make or rescind any material Tax election; file any amended Tax Return with respect to any material Tax;

make any change to its method or reporting income, deductions, or other Tax items for Tax purposes; settle or compromise any material Tax liability or enter into any transaction with an Affiliate outside the ordinary course of business if such transaction would give rise to a material Tax liability;
     (xiii) settle, compromise or otherwise resolve any litigation or other legal proceedings material to the Company or as would result in any liability in excess of the amount reserved therefor or reflected on the balance sheets included in the Company Financial Statements or which relates to any Company Intellectual Property;
     (xiv) pay or discharge any claims, Liens or liabilities which are not reserved for or reflected on the balance sheets included in the Company Financial Statements;
     (xv) adopt a plan of complete or partial liquidation (or resolutions providing for or authorizing such liquidation), dissolution, merger, consolidation, restructuring, recapitalization or reorganization of the Company (other than the Merger);
     (xvi) abandon, cease to prosecute, fail to maintain, sell, license, assign or encumber any Company Intellectual Property, Permit or other material assets;
     (xvii) (A) amend or terminate any Material Contract or any joint venture, partnership or other similar arrangement, (B) enter into any Contract that, if entered into prior to the date hereof, would have been required to be set forth in Section 3.16(a) of the Company Disclosure Letter, (C) engage in any transaction or series of transactions with any Affiliate that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act, or (D) intentionally or knowingly waive, release or assign any material rights or claims under any Material Contract;
     (xviii) authorize any new capital expenditures not included in the Company’s 2008 capital expenditure budget provided to Parent prior to the date hereof, a copy of which is attached as Schedule 5.1(b)(xvii);
     (xix) fail to use reasonable best efforts to keep in full force and effect all material insurance policies maintained by the Company, other than such policies that expire by their terms (in which event the Company shall use reasonable best efforts so that such policies will be renewed or replaced) or changes to such policies made in the ordinary course of business consistent with past practice;
     (xx) enter into any license agreement with any Person to obtain any material Intellectual Property;
     (xxi) enter into any agreement, arrangement or commitment that materially limits or otherwise materially restricts the Company, or that would reasonably be expected to, after the Effective Time, materially limit or restrict Parent or any of its Subsidiaries or any of their respective Affiliates or any successor thereto, from engaging or competing in any line of business in which it is currently engaged or in any geographic area material to the business or operations of Parent or any of its Subsidiaries;

     (xxii) take or cause to be taken any action that would reasonably be expected to materially delay or prevent the Company’s consummation of the Transactions; or
     (xxiii) agree in writing or otherwise to take any of the actions precluded by Section 5.1(b).
          SECTION 5.2. Conduct of Business by Parent Pending the Merger. Parent and Merger Sub agree that, during the period from the date of this Agreement until the earlier of the termination of this Agreement or the Effective Time, except as contemplated by this Agreement, they shall not, directly or indirectly, without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), take or cause to be taken any action that would reasonably be expected to materially delay or prevent Parent’s or its Affiliates’ consummation of the Transactions.
ARTICLE 6
ADDITIONAL AGREEMENTS
          SECTION 6.1. Preparation of Proxy Statement; Stockholders Meeting.
          (a) The Company shall, as soon as practicable following the date hereof, prepare the Proxy Statement to be sent to the stockholders of the Company in connection with the Company Stockholders Meeting. Parent, Merger Sub and the Company shall cooperate and consult with each other and their respective counsel in the preparation of the Proxy Statement. The Company shall not file the preliminary Proxy Statement, or any amendment or supplement thereto, without providing Parent a reasonable opportunity to review and comment thereon. Each party shall use its reasonable best efforts to resolve, and each party agrees to consult and cooperate with the other party in resolving, all SEC comments with respect to the preliminary Proxy Statement as promptly as practicable after receipt thereof and to cause the Proxy Statement in definitive form to be mailed to the Company’s stockholders as promptly as reasonably practicable following filing with the SEC. Each party agrees to consult with the other party prior to responding to SEC comments with respect to the preliminary Proxy Statement. Each of Parent, Merger Sub and the Company agrees to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading in any material respect and the Company shall promptly prepare and mail to its stockholders an amendment or supplement setting forth such correction. Each party shall as soon as reasonably practicable (i) notify the other parties of the receipt of any comments from the SEC with respect to the Proxy Statement and any request by the SEC for any amendment to the Proxy Statement or for additional information and (ii) provide each other party with copies of all correspondence between a party and its employees and other authorized representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement.
          (b) As soon as practicable following the date hereof, the Company shall take all action necessary to establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders Meeting”) for the purpose of seeking the Required Company Stockholder Vote, regardless of whether a Company Adverse Recommendation Change shall have occurred. The Company shall, through the Company Board, recommend to its stockholders that they adopt this Agreement and give the Required

Company Stockholder Vote (the “Company Recommendation”) until and unless a Company Adverse Recommendation Change shall have occurred. Unless a Company Adverse Recommendation Change shall have occurred, the Company shall include the Company Recommendation in the Proxy Statement and use its reasonable best efforts to solicit from stockholders of the Company proxies in favor of the adoption of this Agreement and shall take all other action necessary or advisable to secure the Required Company Stockholder Vote. Once the Company Stockholders Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Stockholders Meeting without the consent of Parent (other than (i) for the absence of a quorum or (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which it believes in good faith is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting; provided, however, that in the event that the Company Stockholders Meeting is delayed to a date after the Outside Date as a result of either (i) or (ii) above, then the Outside Date shall be extended to the fifth Business Day after such date).
          (c) Parent shall cause all shares of Company Common Stock owned by Parent or Merger Sub, if any, to be voted in favor of the adoption of the Agreement.
          SECTION 6.2. Employee Benefit Matters.
          (a) Parent agrees to honor in accordance with their terms and applicable Law all Company Employee Benefit Plans listed in Section 6.2 of the Company Disclosure Letter and all accrued benefits thereunder; it being understood and agreed that nothing in this Section 6.2(a) shall prevent Parent from amending or terminating any Company Employee Benefit Plan or other agreement in accordance with its terms and applicable Law.
          (b) For a period of at least six months following the Closing Date, Parent agrees to provide employees of the Company who are located in the United States and retained by Parent with employee benefits (excluding equity and change in control plans, programs, or arrangements) that are substantially comparable in the aggregate to those benefits provided to such employees immediately prior to the Effective Time; provided, however, that Parent shall be under no obligation to retain any employee or group of employees of the Company other than as required by applicable Law or an employment agreement listed in Section 6.2 of the Company Disclosure Letter.
          (c) For purposes of all employee benefit plans, programs and arrangements maintained by or contributed to by Parent and its Subsidiaries (including, after the Closing, the Surviving Corporation), Parent shall, or shall cause its Subsidiaries to, cause each such plan, program or arrangement to treat the prior service with the Company and its Affiliates of each Person who is an employee or former employee of the Company immediately prior to the Closing (a “Company Employee”) (to the same extent such service is recognized under analogous plans, programs or arrangements of the Company or its Affiliates prior to the Closing) as service rendered to Parent or its Subsidiaries, as the case may be, for purposes of eligibility to participate in and vesting thereunder (but not benefit accrual); provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of such benefit. Company Employees shall also be given credit for any deductible or co-payment amounts paid in respect of the plan year in which the Closing occurs, to the extent that, following the Closing, they participate in any other plan for which deductibles or co-payments are required. Parent shall also use reasonable best efforts to cause each employee benefit plan maintained by or contributed to by Parent and its subsidiaries (including, after the Closing, the Surviving Corporation) in which Company Employees participate to waive any preexisting condition that was waived under the terms of any Company Employee Benefit Plan immediately prior to the Closing or waiting period limitation which would otherwise be applicable to a Company Employee on or after the Closing. Parent shall recognize any accrued but unused vacation and sabbatical time of the Company Employees as of the Closing Date, in accordance with the terms of such Company policies and Parent shall cause the Company to provide such vacation and sabbatical time in accordance with the terms of such Company policies but in no event will Parent be obligated to extend or enlarge the benefits available under such Company policies.
          SECTION 6.3. Regulatory Filings.
          (a) The Company, Parent and Merger Sub shall each, as promptly as practicable (and in any event within 10 Business Days) after the date of this Agreement, file or cause to be filed with the Federal Trade Commission (the “FTC”), the United States Department of Justice (the “DOJ”) and any comparable foreign antitrust or competition authority any notifications required to be filed under the HSR Act or comparable foreign antitrust or competition Laws with respect to the Transactions.
          (b) The Company, Parent and Merger Sub shall cooperate to enable the parties to jointly prepare and file, as promptly as practicable (and in any event within 10 Business Days) after the date of this Agreement, with CFIUS, a notice of the Merger and the other Transactions, and shall furnish any supplemental information requested by CFIUS in connection therewith pursuant to Section 721 of the DPA, and the applicable regulations thereto.
          SECTION 6.4. Public Statements. Each of the Company, Parent and Merger Sub agrees that no public release or announcement concerning the Transactions shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be permitted by Section 6.8(d) or required by Law or the rules or regulations of any applicable Governmental Authority to which the relevant party is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party. The parties agree that the initial press release to be issued with respect to the Transactions shall be in the form agreed by the parties.
          SECTION 6.5. Standard of Efforts.
          (a) Subject to the terms and conditions provided herein, each of the Company, Parent and Merger Sub agrees to use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective in the most expeditious manner practicable, the Merger and the other Transactions, including (i) obtaining all permits, consents, approvals, authorizations and actions or nonactions required for or in connection with the consummation by the parties hereto of the Merger and the other Transactions, (ii) the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, a Governmental Authority, (iii) the obtaining of all necessary consents from third parties, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and the other Transactions and to fully carry out the purposes of this Agreement. The Company shall have the right to review and approve in advance all characterizations of the information relating to the Company; Parent shall have the right to review and approve in advance all characterizations of the information relating to Parent or Merger Sub; and each of the Company and Parent shall have the right to review and approve in advance all characterizations of the information relating to the Transactions, in each case which appear in any material filing (including the Proxy Statement) made in connection with the Transactions. The Company, Parent and Merger Sub agree that they will consult with each other with respect to the obtaining of all such necessary permits, consents, approvals and authorizations of all third parties and Governmental Authorities.
          (b) In furtherance of, and not in limitation of the foregoing, the parties shall use their respective reasonable best efforts to respond promptly to any requests for additional information made by the FTC, the DOJ, CFIUS or any other Governmental Authority, and to cause the CFIUS review and the waiting period under the HSR Act to terminate or expire at the earliest possible date after the date of filing. The parties agree not to extend directly or indirectly the CFIUS review or any waiting period under the HSR Act or enter into any agreement with a Governmental Authority to delay or not to consummate the Merger and the other Transactions, except with the prior written consent of the other parties hereto (which consent shall not be unreasonably withheld or delayed). Each of Parent and Merger Sub and the Company will (i) promptly notify the other party of any written communication to that party from any Governmental Authority and, subject to applicable Law, permit the other party to review in advance any proposed written communication to any such Governmental Authority and incorporate the other party’s reasonable comments, (ii) not agree to participate in any substantive meeting or discussion with any such Governmental Authority in respect of any filing, investigation or inquiry concerning this Agreement, the Merger or the other Transactions unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend, and (iii) furnish the other party with copies of all correspondence, filings and written communications between them and their Affiliates and their respective representatives on one hand, and any such Governmental Authority or its staff on the other hand, with respect to this Agreement, the Merger and the other Transactions.
          (c) Notwithstanding the foregoing or any other provision of this Agreement, the Company shall not, without Parent’s prior written consent, commit to any divestiture transaction or agree to any restriction on its business, and nothing in this Section 6.5 shall (i) limit any applicable rights a party may have to terminate this Agreement pursuant to Section 8.1 so long as such party has up to then complied in all material respects with its obligations under this Section 6.5, or (ii) require Parent to offer, accept or agree to (A) dispose of or hold separate any part of its or the Company’s businesses, operations, assets or product lines (or a combination of Parent’s and the Company’s respective businesses, operations, assets or product lines), (B) not compete in any geographic area or line of business, and/or (C) restrict the manner in which, or whether, Parent, the Company, the Surviving Corporation or any of their Affiliates may carry on business in any part of the world.
          SECTION 6.6. Notification of Certain Matters. Promptly upon becoming aware thereof, the Company shall give notice to Parent and Merger Sub of (a) any representation or warranty made by it in this Agreement that becomes untrue or inaccurate in any material respect or (b) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. Promptly upon becoming aware thereof, each of Parent and Merger Sub shall give notice to the Company of (i) any representation or warranty made by it in this Agreement that becomes untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. In no event shall the delivery of any notice by a party pursuant to this Section 6.6 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement. Notwithstanding the foregoing, the failure of a party to deliver the notice required by this Section 6.6, in and of itself, shall not give rise to the failure of a condition to Closing under Section 7.2(b) or Section 7.3(b), as the case may be, unless the event or circumstance giving rise to the obligation to deliver such notice shall, individually or in the aggregate with other breaches, result in the failure of a condition to Closing to be satisfied.
          SECTION 6.7. Access to Information; Confidentiality.
          (a) The Company shall, and shall cause the officers, directors, employees and agents of the Company to, afford the officers, employees and agents of Parent and Merger Sub, at their sole cost and risk, reasonable access, at all reasonable times from the date hereof through the earlier of the Effective Time or termination of this Agreement in accordance with its terms, to its officers, employees, agents, properties, facilities, books, records, contracts and other assets and shall promptly furnish Parent and Merger Sub all financial, operating and other data and information as Parent and Merger Sub through their officers, employees or agents, may from time to time reasonably request. Parent and Merger Sub, at their sole cost and risk, shall have the right to make such due diligence investigations as Parent and Merger Sub shall deem necessary or reasonable, upon reasonable notice to the Company and without significant interference to Company’s operations or properties. No additional investigations or disclosures shall affect the Company’s representations and warranties contained herein, or limit or otherwise affect the remedies available to Parent and Merger Sub pursuant to this Agreement. Notwithstanding anything in Sections 6.4 or 6.5, the Company shall not be obligated to disclose any information if doing so would (i) violate any applicable Law, (ii) result in the loss of attorney-client privilege with respect to such information or (iii) result in a breach of an agreement to which the Company is a party.
          (b) The provisions of the Confidentiality Agreement dated as of January 14, 2008, between Parent and the Company (the “Confidentiality Agreement”) shall remain in full force and effect in accordance with its terms.
          SECTION 6.8. No Solicitation.

          (a) The Company shall, and shall cause the Company’s directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”) to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to a Takeover Proposal (as hereinafter defined), promptly request and use reasonable best efforts to obtain the return from all such Persons or cause the destruction of all copies of confidential information previously provided to such Persons by the Company or Representatives to the extent any confidentiality agreement with such Person so provides. From the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, except as expressly provided in this Section 6.8, the Company shall not, nor shall it authorize or permit any Representative to, directly or indirectly, (i) solicit, initiate, or take any action to intentionally or knowingly facilitate or encourage (including by way of furnishing non-public information) the submission of, any Takeover Proposal, (ii) approve or recommend any Takeover Proposal, enter into any agreement, agreement-in-principle or letter of intent with respect to or accept any Takeover Proposal (or resolve to or publicly propose to do any of the foregoing), or (iii) participate or engage in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that if in response to an unsolicited, written Takeover Proposal made after the date hereof in circumstances not involving an intentional breach or knowing violation of this Section 6.8, the Company Board reasonably determines in good faith (after receiving the advice of Cowen or another financial advisor of nationally recognized reputation) that such Takeover Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal and with respect to which the Company Board determines in good faith, after consulting with and receiving the advice of outside counsel, that not taking such action would be inconsistent with the Company Board’s fiduciary duties to the Company’s stockholders under Delaware law, then the Company may at any time prior to the receipt of the Required Company Stockholder Vote (but in no event after such time), (x) furnish information with respect to the Company to the Person making such Takeover Proposal and its Representatives, but only pursuant to a confidentiality agreement in customary form that is no less favorable to the Company than the Confidentiality Agreement (except that such confidentiality agreement shall contain additional provisions that expressly permit the Company to comply with the provisions of this Section 6.8), provided that (1) such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with the Company, (2) the Company provides Parent with not less than 24 hours notice of its intention to enter into such confidentiality agreement, and (3) the Company advises Parent of all such non-public information delivered to such Person concurrently with its delivery to such Person and concurrently with its delivery to such Person the Company delivers to Parent all such non-public information provided to the Person making the Takeover Proposal that was not previously provided to Parent, (y) conduct discussions or negotiations with such Person regarding such Takeover Proposal, and (z) to the extent permitted pursuant to and in compliance with Section 8.1(h), enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal. The Company shall ensure that its Representatives are aware of the provisions of this Section 6.8(a). Without limiting the foregoing, it is agreed that any violation of the foregoing restrictions by any Representative of the Company shall be deemed to be a breach of this Section 6.8 by the Company. The Company shall provide Parent with a correct and complete copy of any confidentiality agreement entered into pursuant to this Section 6.8(a) within 24 hours of the execution thereof.
          (b) In addition to the other obligations of the Company set forth in this Section 6.8, the Company shall promptly advise Parent in writing, and in no event later than 24 hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company in respect of any Takeover Proposal, and shall, in any such notice to Parent, indicate the identity of the Person making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request), and thereafter shall promptly keep Parent informed of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests (and the Company shall provide Parent with copies of any additional written materials received that relate to such proposals, offers, inquiries or requests) and of the status of any such discussions or negotiations.
          (c) Except as expressly permitted by this Section 6.8(c), neither the Company Board nor any committee thereof shall (i) fail to make, withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the Company Recommendation or the approval or declaration of advisability by the Company Board of this Agreement, the Merger and the other Transactions, (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal or (iii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting, or which is intended to or is reasonably likely to lead to, any Takeover Proposal, or resolve or agree to take any such action (any failure or action described in clause (i), (ii) or (iii) being referred to as a “Company Adverse Recommendation Change”). Notwithstanding the foregoing, the Company Board may, prior to the receipt of the Required Company Stockholder Vote, (x) withdraw or modify the Company Recommendation, (y) recommend a Takeover Proposal that constitutes a Superior Proposal, or (z) to the extent permitted pursuant to and in compliance with Section 8.1(h), enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal, if, in each case, the Company Board determines in good faith, after consulting with and receiving advice from outside counsel, that not making such Company Adverse Recommendation Change would be inconsistent with the Company Board’s fiduciary duties to the Company’s stockholders under Delaware law; provided, however, that no Company Adverse Recommendation Change may be made in the absence of a Superior Proposal unless such change is based upon information that is unknown to the Company Board as of the date hereof but becomes known prior to the receipt of the Required Company Stockholder Vote; provided further, however, that no Company Adverse Recommendation Change may be made until the third Business Day following Parent’s receipt of written notice of such determination by the Company Board and, in the case of the actions described in clause (z) above, complying with Section 8.1(h) unless the Company Stockholders Meeting is scheduled to convene during such three Business Day period, in which case Parent must be given as much notice as possible in advance of the Company Stockholders Meeting.

          (d) Nothing in this Section 6.8 shall prohibit the Company Board from (i) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act or (ii) from making any required disclosure to the Company’s stockholders, if in each case the Company Board determines in good faith, after consultation with outside counsel, that not taking such position or not making such disclosure would be inconsistent with the Company Board’s fiduciary duties to its stockholders under Delaware law; provided, however, that in no event shall the Company, the Company Board or any committee thereof take, or agree or resolve to take, any action prohibited by Section 6.8(c). Any disclosure (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) made pursuant to this Section 6.8(d) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly reaffirms the Company Recommendation.
          (e) For purposes of this Agreement:
     (i) “Takeover Proposal” shall mean any inquiry, proposal or offer from any Person (other than Parent, Merger Sub or any of their Affiliates) or “group” (as defined in Section 13(d) of the Exchange Act) relating to (A) the direct or indirect acquisition (including by way of a license) (whether in a single transaction or a series of related transactions) of assets of the Company equal to 15% or more of the Company’s consolidated assets or to which 15% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) the direct or indirect acquisition (whether in a single transaction or a series of related transactions) of 15% or more of any class of equity securities of the Company, (C) a tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 15% or more of any class of equity securities of the Company, or (D) a merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, in each case, other than the Transactions.
     (ii) “Superior Proposal” means any written offer obtained after the date hereof and not in intentional breach or knowing violation of Section 6.8 to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the outstanding voting equity securities of the Company or all or substantially all of the assets of the Company, and is on terms that the Company Board determines in its good faith judgment (after receipt of the advice of Cowen or another financial advisor of nationally recognized reputation and outside counsel), taking into account all relevant factors, (A) would, if consummated, result in a transaction that is more favorable to the holders of Company Common Stock from a financial point of view than the Transactions (including the terms of any proposal by Parent to modify the terms of the Transactions) and (B) is reasonably capable of being completed on the terms proposed.
          SECTION 6.9. Indemnification and Insurance.
          (a) Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company (each an “Indemnified Party”) as provided in the Company Charter Documents, in each case as in effect on the date of this Agreement, or pursuant to any other agreements in effect on the date hereof, copies of which have been made available to Parent, shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and shall remain in full force and effect in accordance with their terms, and, in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim.
          (b) For six years after the Effective Time, to the full extent permitted under applicable Law (with the parties agreeing that any limitations on a corporation’s ability to indemnify a director or officer under Delaware Law shall be applicable to the indemnification provided for under this Section 6.9(b) notwithstanding that such limitations may not otherwise be applicable), Parent and the Surviving Corporation (the “Indemnifying Parties”) shall indemnify, defend and hold harmless each Indemnified Party against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time (including in respect of this Agreement), and shall reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments and fines as such expenses are incurred; provided, however, that nothing herein shall impair any rights to indemnification of any Indemnified Party referred to in Section 6.9(a).
          (c) Parent shall cause the Surviving Corporation to maintain the same limits, terms and conditions of the Company’s officers’ and directors’ liability insurance coverage, which includes primary directors’ and officers’ insurance and excess Side A coverage, in effect on the date of this Agreement (the “D&O Insurance”), for a period of not less than six years after the Effective Time, but only to the extent related to alleged or actual actions or omissions prior to the Effective Time; provided, however, that (i) the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms no less advantageous to such former directors or officers and (ii) such substitution shall not result in gaps or lapses of coverage with respect to matters actually or allegedly occurring prior to the Effective Time; provided further, however, that in no event shall Parent or the Surviving Corporation be required to expend more than an amount per year equal to 250% of current annual premiums paid by the Company for such insurance (the “Maximum Amount”) to maintain or procure insurance coverage pursuant hereto; provided further, however, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Parent and the Surviving Corporation shall procure and maintain for such six-year period as much coverage as reasonably practicable for the Maximum Amount. Parent shall have the option to cause coverage to be extended under the Company’s D&O Insurance by obtaining a six-year “tail” policy or policies on terms and conditions no less advantageous than the Company’s existing D&O Insurance, and such “tail” policy or policies shall satisfy the provisions of this Section 6.9(c). Any such “tail” policy or policies shall be provided by Parent’s insurer as of the date of this Agreement or another insurer rated at least as high as the Company’s insurer as of the date of this Agreement.
          (d) The obligations of Parent and the Surviving Corporation under this Section 6.9 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.9 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 6.9 applies shall be third party beneficiaries of this Section 6.9, each of whom may enforce the provisions of this Section 6.9).
          (e) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 6.9. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.9 is not prior to, or in substitution for, any such claims under any such policies.
          SECTION 6.10. Section 16 Matters. Prior to the Effective Time, Parent, Merger Sub and the Company shall take all such steps as may be required to cause the transactions contemplated by Section 2.4 and any other dispositions of equity securities of the Company (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.
          SECTION 6.11. Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the Merger or any of the other Transactions, and no such settlement shall be agreed to without Parent’s prior written consent.
          SECTION 6.12. Estoppel Certificate. Promptly after the date of this Agreement, the Company shall use reasonable best efforts to obtain an estoppel certificate, in a form reasonably satisfactory to Parent, from ARE-20/22/1300 Firstfield Quince Orchard, LLC, the landlord of the Leased Real Property located at 20 Firstfield Road in Gaithersburg, Maryland, in which the Company is a tenant.
          SECTION 6.13. Interim Financing. Parent hereby agrees to lend to the Company up to a principal amount of $5,000,000 in immediately available funds, in two installments of up to $2,500,000 each, on August 1, 2008 and September 2, 2008, respectively (each a “Loan” and collectively the “Loans”); provided, however, that Parent shall not be obligated to make any Loan to the Company (a) upon the termination of this Agreement in accordance with its terms, (b) if the Effective Time occurs prior to August 1, 2008, or (c) if the Company shall have breached in any material respect any of its obligations under the Interim Note and such breach has not been cured (the circumstances set forth in clause (c), a “Loan Default”); provided further, however, that Parent shall not be obligated to make the second Loan to the Company on September 2, 2008 if the Effective Time occurs after August 1, 2008 and before September 2, 2008. The Loans shall be evidenced by a single Promissory Note, in the form of Exhibit D attached hereto (the “Interim Note”), executed by the Company on the date of this Agreement and payable to the order of Parent in an amount equal to the unpaid principal amount of the Loans. The Loans are not revolving in nature and no Loan may be reborrowed once it has been repaid. The Company shall give Parent at least five Business Days’ irrevocable written notice of the Company’s intention to receive a Loan from Parent. Such notice shall specify the amount of the Loan, the date on which the Loan will be made by Parent and the wire transfer instructions for the Company bank account to which Parent shall transfer an amount of funds equal to the full amount of such Loan, and shall certify that, as of the date of such notice, no Loan Default exists. The Company’s acceptance of any Loan shall constitute the Company’s reaffirmation that as of the date of such Loan, no Loan Default exists. Subject to the proviso in the first sentence of this Section 6.13, Parent shall make such Loan in accordance with such notice. All of the other terms relating to the Loans are set forth in the Interim Note.
ARTICLE 7
CONDITIONS
          SECTION 7.1. Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or, to the extent permitted by applicable Law, waiver on or prior to the Closing Date of each of the following conditions:
          (a) Stockholder Approval. This Agreement shall have been adopted by the Required Company Stockholder Vote.
          (b) HSR Act. The waiting period (and any extension thereof) applicable to the Merger and the other Transactions under the HSR Act shall have been terminated or shall have expired.
          (c) CFIUS. Either (i) CFIUS shall have provided notice to the effect that review or investigation of the Merger and the other Transactions has concluded, and that a determination has been made that there are no issues of national security of the United States sufficient to warrant further investigation under the DPA, or (ii) the President of the United States shall not have taken action to block or prevent the consummation of the Merger and the other Transactions under the DPA and the applicable period of time for the President to take such action shall have expired.
          (d) No Injunctions or Restraints. No Judgment issued by a court of competent jurisdiction or by a Governmental Authority, nor any Law or other legal restraint or prohibition, shall be in effect that would make the Merger or the other Transactions illegal or otherwise prevent the consummation thereof; provided, however, that the party seeking to assert this condition shall have complied with the provisions of Section 6.5.
          (e) Exchange Agreement. The transactions contemplated by the Exchange Agreement shall have been consummated, including either (i) Parent has delivered the Exchange Shares (as defined in the Exchange Agreement) to the Company stockholders party to the

Exchange Agreement or (ii) Parent is obligated to deliver the Alternate Consideration (as defined in the Exchange Agreement) to the Company stockholders party to the Exchange Agreement immediately following the Effective Time.
          SECTION 7.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction, or to the extent permitted by applicable Law, the waiver on or prior to the Closing Date of each of the following conditions:
          (a) Representations and Warranties. (i) The representations and warranties of the Company contained in Sections 3.1(a) (the first sentence), 3.2(a) and (c), 3.3(a) and (b), 3.9 and 3.11 shall be true and correct (other than de minimis inaccuracies) as of the date hereof and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (ii) the representations and warranties of the Company contained in this Agreement (other than in Sections 3.1(a) (the first sentence), 3.2(a) and (c), 3.3(a) and (b), 3.9 and 3.11) shall be true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Company Material Adverse Effect”, “in all material respects”, “in any material respect”, “material” or “materially”) as of the date hereof and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except in the case of this clause (ii), where the failure of any such representations and warranties to be so true and correct would not, and would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.
          (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all of the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Closing Date.
          (c) Certificates. Parent and Merger Sub shall have received certificates executed on behalf of the Company by the chief executive officer or chief financial officer of the Company, certifying that the conditions set forth in Sections 7.2(a) and (b) have been satisfied.
          (d) Litigation. There shall not be pending or threatened any Proceeding by a Governmental Authority (i) seeking to restrain or prohibit the consummation of the Transactions or seeking to obtain from the Company, Parent or Merger Sub any damages that are material in relation to the Company, (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of Parent’s Subsidiaries of any portion of the business or assets of the Company, Parent or any of Parent’s Subsidiaries, or to compel the Company, Parent or any of Parent’s Subsidiaries to dispose of or hold separate any portion of the business or assets of the Company, Parent or any of Parent’s Subsidiaries, as a result of any Transaction, (iii) seeking to impose limitations on the ability of Parent or Merger Sub to acquire or hold, or exercise full rights of ownership of, any shares of Company Common Stock, including the right to vote the Company Common Stock purchased by it on all matters properly presented to the stockholders of the Company, (iv) seeking to prohibit Parent or any of its Subsidiaries from effectively controlling the business or operations of the Company, or (v) which otherwise is reasonably likely to have a Company Material Adverse Effect.

          (e) Absence of Material Adverse Effect. Since the date of this Agreement, no event, condition, change, effect, occurrence or development shall have occurred that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect.
          SECTION 7.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction, or to the extent permitted by applicable Law, the waiver on or prior to the Closing Date of each of the following conditions:
          (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Parent Material Adverse Effect”, “in all material respects”, “in any material respect”, “material” or “materially”) as of the date hereof and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of any such representations and warranties to be so true and correct would not, and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.
          (b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all of the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by them under this Agreement at or prior to the Closing Date.
          (c) Certificates. The Company shall have received certificates executed on behalf of Parent by the chief executive officer or chief financial officer of Parent, certifying that the conditions set forth in Sections 7.3(a) and (b) have been satisfied.
          SECTION 7.4. Frustration of Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 7.1 to be satisfied if such failure was caused by such party’s failure to act in good faith or to use its reasonable best efforts to consummate the Merger.
ARTICLE 8
TERMINATION, AMENDMENT AND WAIVER
          SECTION 8.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after this Agreement has been adopted by the Required Company Stockholder Vote:
          (a) by mutual written consent of Parent, Merger Sub and the Company;
          (b) by either the Company or Parent, if the Merger has not been consummated on or prior to September 15, 2008 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the Merger not being consummated on or prior to the Outside Date;

          (c) by either the Company or Parent, if any Judgment issued by a court of competent jurisdiction or by a Governmental Authority, or Law or other legal restraint or prohibition in each case making the Merger illegal or permanently restraining, enjoining or otherwise preventing the consummation thereof shall be in effect and shall have become final and nonappealable; provided, however, that the party seeking the right to terminate this Agreement pursuant to this Section 8.1(c) shall have complied with the provisions of Section 6.5 and the right to terminate pursuant to this Section 8.1(c) shall not be available if the issuance of such legal restraint or prohibition was primarily due to the failure of such party to perform any of its obligations under this Agreement;
          (d) by either the Company or Parent, if upon a vote at a duly held Company Stockholders Meeting the Required Company Stockholder Vote shall not have been obtained;
          (e) by Parent, prior to the receipt of the Required Company Stockholder Vote, if (i) a Company Adverse Recommendation Change shall have occurred, (ii) the Company Board or any committee thereof shall not have rejected any tender or exchange offer that is commenced or a Takeover Proposal (replacing “15%” in the definition thereof with 50%) that is made in writing to the Company Board and publicly disseminated within 10 Business Days of the commencement or public dissemination thereof (including, for these purposes, by taking no position with respect to the acceptance by the Company’s stockholders of a tender offer or exchange offer within such period, which shall constitute a failure to reject such offer), or (iii) the Company shall have intentionally breached or knowingly violated in any material respect any of its obligations under Section 6.8;
          (f) by Parent, if (i) there shall have occurred any event, condition, change, effect, occurrence or development of a state of facts that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect, and Parent has provided the Company with written notice 20 calendar days prior to the effect of such termination, (ii) the Company shall have breached any of its representations or warranties or failed to perform in any material respect any of its covenants or other agreements in each case contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.2, and (B) is incapable of being cured or has not been cured by the Company within 20 calendar days after written notice has been given by Parent to the Company of such breach or failure to perform, or (iii) any stockholder of the Company party thereto shall have breached in any material respect any of its obligations under the Exchange Agreement and such breach is incapable of being cured or has not been cured by such stockholder within 10 calendar days after written notice has been given by Parent to such stockholder of such breach;
          (g) by the Company, if (i) Parent shall have breached any of its representations or warranties or failed to perform in any material respect any of its covenants or other agreements in each case contained in this Agreement, which breach or failure to perform (A) has had or would reasonably be expected to have a Parent Material Adverse Effect, and (B) is incapable of being cured or has not been cured by Parent within 20 calendar days after written notice has been given by the Company to Parent of such breach or failure to perform, or (ii) Parent shall have failed to perform in any material respect its obligations under Section 6.13 or its obligations under the Interim Note, and such failure to perform is incapable of being cured or has not been cured by Parent within 5 Business Days after written notice has been given by the Company to Parent of such breach or failure to perform; or
          (h) by the Company, if prior to the receipt of the Required Company Stockholder Vote, (i) the Company has not intentionally breached or knowingly violated its obligations under Section 6.8, (ii) the Company Board has received a Takeover Proposal that it has determined in good faith, after consultation with Cowen or another financial advisor of nationally recognized reputation, constitutes a Superior Proposal, (iii) the Company has notified Parent in writing that it intends to enter into a definitive agreement implementing such Superior Proposal, attaching the most current version of such agreement (including any amendments, supplements or modifications) to such notice (a “Superior Proposal Notice”), (iv) during the three Business Day period following Parent’s receipt of a Superior Proposal Notice, (A) the Company shall have offered to negotiate with (and, if accepted, negotiated in good faith with), and shall have caused its respective financial and legal advisors to offer to negotiate with (and, if accepted, negotiate in good faith with), Parent in making adjustments to the terms and conditions of this Agreement and (B) the Company Board shall have determined in good faith, after the end of such three Business Day period, and after considering the results of such negotiations and the revised proposals made by Parent, if any, that the Superior Proposal giving rise to such notice continues to be a Superior Proposal; provided, however, that any amendment, supplement or modification to the financial terms or other material terms of any Takeover Proposal shall be deemed a new Takeover Proposal and the Company may not terminate this Agreement pursuant to this Section 8.1(h) unless the Company has complied with the requirements of this Section 8.1(h) with respect to such new Takeover Proposal, including sending a Superior Proposal Notice with respect to such new Takeover Proposal and offering to negotiate for (1) three Business Days, in the case of an amendment, supplement or modification to the financial terms, or (2) two Business Days, in the case of an amendment, supplement or modification to any other material term, in each case from such new Superior Proposal Notice, and (v) the Company Board concurrently approves, and the Company concurrently enters into, a definitive agreement providing for the implementation of such Superior Proposal.
          The party desiring to terminate this Agreement shall give written notice of such termination to the other party.
          SECTION 8.2. Effect of Termination. Upon the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of any party hereto, except for the provisions of (i) Section 3.9, (ii) Section 4.5, (iii) Section 6.4, (iv) the last sentence of Section 6.6, (v) the last sentence of Section 6.7(a), (vi) Section 6.7(b), (vii) this Section 8.2, (viii) Section 8.3, and (ix) Article 9, which shall survive such termination; provided, however, that nothing herein shall relieve any party from liability for any intentional breach of this Agreement prior to such termination. The Confidentiality Agreement shall not be affected by the termination of this Agreement.
          SECTION 8.3. Fees and Expenses.
          (a) Except as set forth in this Section 8.3, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any of the other Transactions are consummated.

          (b) In the event that, after the date of this Agreement:
     (i) (A) a Takeover Proposal shall be pending or shall have been made or remade to the Company or shall be pending or shall have been made or remade directly to its stockholders generally or any Person shall have publicly announced an intention to make a Takeover Proposal and thereafter, (B) this Agreement is terminated by the Company or Parent pursuant to Section 8.1(b) or (d) and (C) the Company enters into a definitive agreement with respect to, or consummates a transaction contemplated by, any Takeover Proposal (replacing “15%” in the definition thereof with “50%”) within 12 months of the date this Agreement is terminated (so long as, in the case of a transaction that has not been consummated within such period, such transaction is thereafter consummated);
     (ii) (A) a Takeover Proposal shall be pending or shall have been made or remade to the Company or shall be pending or shall have been made or remade directly to its stockholders generally or any Person shall have publicly announced an intention to make a Takeover Proposal and thereafter, (B) this Agreement is terminated by Parent pursuant to Section 8.1(f)(ii) and (C) the Company enters into a definitive agreement with respect to, or consummates a transaction contemplated by any Takeover Proposal (replacing “15%” in the definition thereof with “50%”) within 12 months of the date this Agreement is terminated (so long as, in the case of a transaction that has not been consummated within such period, such transaction is thereafter consummated);
     (iii) this Agreement is terminated by Parent pursuant to Section 8.1(e) (or by Parent or the Company pursuant to Section 8.1(b) or (d) or by Parent pursuant to Section 8.1(f) following any time at which Parent was entitled to terminate this Agreement pursuant to Section 8.1(e)); or
     (iv) this Agreement is terminated by the Company pursuant to Section 8.1(h);
then in any such event under clause (i), (ii), (iii) or (iv) of this Section 8.3(b), the Company shall pay to Parent a termination fee of $6,000,000 (the “Termination Fee”). Any payment required to be made pursuant to clause (i) or clause (ii) of this Section 8.3(b) shall be made to Parent promptly following the consummation of the transaction contemplated by the Takeover Proposal referred to therein (and in any event not later than two Business Days after delivery to the Company of notice of demand for payment following such date); any payment required to be made pursuant to clause (iii) of this Section 8.3(b) shall be made to Parent upon the earlier to occur of (A) the date occurring 90 days following the termination of this Agreement by Parent and (B) the consummation of a transaction contemplated by a Takeover Proposal; and any payment required to be made pursuant to clause (iv) of this Section 8.3(b) shall be made to Parent in cash no later than 10 Business Days following such termination; provided, however, that if the Company has not paid such amount in cash by the tenth Business Day following termination, then the Company shall immediately provide to Parent, in lieu of cash, the number of newly issued shares (rounded to the nearest whole share) of Company Common Stock equal to (A) $6,000,000 divided by (B) the average of the closing sale prices for the Company Common Stock on the Nasdaq, as reported in The Wall Street Journal for each of the 15 consecutive trading days ending with the trading day immediately preceding the date of this

Agreement (the “Average Price”). The Company shall promptly, and in any event within two Business Days following conclusion of the ten Business Day period following termination, prepare and file with the SEC, and have declared effective by the SEC as soon as practicable following such filing, a resale shelf registration statement on Form S-3 covering the shares of Company Common Stock issued to Parent pursuant to this Section 8.3(b) pursuant to a registration rights agreement (in customary form) to be agreed upon and entered into by the Company and Parent in connection with such issuance. The Company shall use its reasonable best efforts to keep such shelf registration statement continuously effective, in compliance with the Securities Act and usable for resale of such shares until the earlier of (y) the day on which Parent no longer holds any shares issued pursuant to this Section 8.3(b) and (z) the first anniversary of the issuance of such shares. Notwithstanding the foregoing, in no event shall the number of shares issued to Parent pursuant to this Section 8.3(b) exceed the number of shares equal to 19.9% of the Company’s Common Stock issued and outstanding as of the date of this Agreement; provided, however, that if under any circumstance the Average Price multiplied by the number of shares of Company Common Stock issued pursuant to this Section 8.3(b) is less than $6,000,000, then the Company shall pay to Parent such difference in cash on the day of the issuance of the shares to Parent.
          (c) Notwithstanding anything to the contrary contained in this Agreement, if the Company, prior to the receipt of the Required Company Stockholder Vote, receives an unsolicited, written Takeover Proposal made in circumstances not involving an intentional breach or knowing violation of Section 6.8, and the Company Board reasonably determines in good faith (after receiving the advice of Cowen or another financial advisor of nationally recognized reputation) that such Takeover Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal, then the Company shall use reasonable best efforts to enable it to fund the payment of the Termination Fee pursuant to Section 8.3(b)(iv) in cash within 10 Business Days following the date of termination of this Agreement pursuant to, and in accordance with the terms and conditions of, Section 8.1(h), it being understood that such reasonable best efforts shall include seeking and negotiating the terms of a financing from third parties, including financial institutions and the party making the Takeover Proposal (such financing may include the sale of securities of the Company or the incurrence of indebtedness by the Company) for purposes of funding the payment of the Termination Fee pursuant to Section 8.3(b)(iv); provided, however, that no such financing shall (i) be consummated, (ii) impose any obligations whatsoever on the Company, or (iii) result in the payment (or obligation to pay) by the Company of any fees or expenses unless and until this Agreement is validly terminated by the Company pursuant to, and in accordance with the terms and conditions of, Section 8.1(h).
          (d) The Company acknowledges that the agreement contained in Section 8.3(b) is an integral part of the transactions contemplated by this Agreement, and that, without that agreement, Parent would not enter into this Agreement. Each of Parent and Merger Sub acknowledges and agrees that in the event that Parent receives a Termination Fee payable pursuant to Section 8.3(b), the receipt by Parent of such amount shall constitute the sole and exclusive remedy for Parent and Merger Sub, and such amount shall constitute liquidated damages in respect of, any termination of this Agreement; provided, however, that nothing to the contrary in this Section 8.3(d) shall relieve any party from liability, or constitute the sole and exclusive remedy for, any intentional breach of this Agreement prior to a termination of this Agreement. If the Company fails to make payment of such fee within the applicable time period specified in Section 8.3(b) and Parent commences a suit to collect such fee, the Company shall indemnify and reimburse Parent for its fees and expenses (including attorneys fees and expenses) incurred in connection with such suit and shall pay interest on the amount of the payment at the prime rate as published in The Wall Street Journal in effect on the date the fee was payable pursuant to Section 8.3(b).
          SECTION 8.4. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of the respective Boards of Directors of the Company and Merger Sub and the Management Board and Supervisory Board of Parent at any time prior to the Effective Time, whether before or after approval of this Agreement and the Transactions by the stockholders of the Company; provided, however, that after any such approval by the stockholders of the Company, no amendment shall be made that in any way materially adversely affects the rights of such stockholders (other than a termination of this Agreement in accordance with the provisions hereof) without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
          SECTION 8.5. Waiver. Any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived at any time prior to the Effective Time by any of the parties entitled to the benefit thereof only by a written instrument signed by each such party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of or estoppel with respect to, any subsequent or other failure.
ARTICLE 9
GENERAL PROVISIONS
          SECTION 9.1. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, mailed by certified mail (return receipt requested) or sent by overnight courier, or by facsimile (upon confirmation of receipt) to the parties at the following addresses or at such other addresses as shall be specified by the parties by like notice:
          (a) if to Parent or Merger Sub:
Intercell AG
Campus Vienna Biocenter 6
1030 Vienna
Austria
Attention: General Counsel
Fax: +43 1 20620 165
with a copy to:
Covington & Burling LLP
1201 Pennsylvania Avenue, N.W.
Washington, DC 20004

Attention: Catherine J. Dargan
Fax: (202) 778-5567
with a copy to:
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018
Attention: Stephen A. Infante
Fax: (646) 441-9039
          (b) if to the Company:
Iomai Corporation
20 Firstfield Road
Gaithersburg, MD 20878
Attention: General Counsel
Fax: (301) 556-4501
with a copy to:
Ropes & Gray LLP
One International Place
Boston, MA 02110
Attention: Paul M. Kinsella
Fax: (617) 235-0822
   Notice so given shall (in the case of notice so given by mail) be deemed to be given when received and (in the case of notice so given by cable, telegram, facsimile, telex or personal delivery) on the date of actual transmission or (as the case may be) personal delivery.
          SECTION 9.2. Representations and Warranties. The representations and warranties contained in this Agreement shall not survive the Merger.
          SECTION 9.3. Knowledge Qualifiers. “To the knowledge of the Company” and similar phrases mean the actual knowledge of the officers listed on Schedule III hereto after reasonable inquiry.
          SECTION 9.4. Interpretations. When a reference is made in this Agreement to Articles, Sections or Exhibits, such reference shall be to an Article, Section or Exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Any references in this Agreement to “the date hereof” refers to the date of execution of this Agreement. The word “or” shall not be exclusive. “Business Day” means any day other than Saturday, Sunday or any day on which commercial banks in New York, New York or Vienna, Austria are authorized or required to close. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted or acknowledgment of the materiality of such information. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.
          SECTION 9.5. Governing Law; Jurisdiction.
          (a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.
          (b) Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any state or federal court located in the State of Delaware or in the Court of Chancery of the State of Delaware in the event any dispute arises out of this Agreement, the Merger or any of the other Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than a state or federal court located in the State of Delaware or the Court of Chancery of the State of Delaware.
          (c) Each of the parties to this Agreement irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or any of the Transactions.
          SECTION 9.6. Counterparts; Facsimile Transmission of Signatures. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of facsimile transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.
          SECTION 9.7. Assignment; No Third Party Beneficiaries.
          (a) This Agreement and all of the provisions hereto shall be binding upon and inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations set forth herein shall be assigned by any party hereto without the prior written consent of the other parties hereto and any purported assignment without such consent shall be void, except that Parent and Merger Sub, upon prior written notice to the Company, may assign, in their sole discretion, any of or all of their respective rights, interests and obligations under this Agreement to Parent or to any wholly-owned subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub of any of their respective obligations hereunder.
          (b) Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof, except that from and after the Effective Time each Indemnified Party is an intended third party beneficiary of Section 6.9, such Persons may specifically enforce such provisions. No covenant or other undertakings in this Agreement shall constitute an amendment to any employee benefit plan, program, policy or arrangement, and any covenant or undertaking that suggests that an employee benefit plan, program, policy or arrangement will be amended shall be effective only upon the adoption of a written amendment in accordance with the amendment procedures of such plan, program, policy or arrangement.
          SECTION 9.8. Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable Law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties shall be construed and enforced accordingly.
          SECTION 9.9. Entire Agreement. This Agreement (including the Schedules and Exhibits hereto), the Company Disclosure Letter, the Exchange Agreement, the Voting Agreement and the Confidentiality Agreement contain all of the terms of the understandings of the parties hereto with respect to the subject matter hereof or thereof.
          SECTION 9.10. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.
[The remainder of this page is intentionally blank.]

          IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above.

IOMAI CORPORATION

By:	/s/ Stanley C. Erck

Name:	Stanley C. Erck
Title:	President, Chief Executive Officer, Treasurer and Director

INTERCELL AG

By:	/s/ Gerd Zettlmeissl

Name:	Gerd Zettlmeissl
Title:	Chief Executive Officer

By:	/s/ Werner Lanthaler

Name:	Werner Lanthaler
Title:	Chief Financial Officer

ZEBRA MERGER SUB, INC.

By:	/s/ Gerd Zettlmeissl

Name:	Gerd Zettlmeissl
Title:	President

By:	/s/ Werner Lanthaler

Name:	Werner Lanthaler
Title:	Treasurer
[Signature Page to Merger Agreement]

SCHEDULE I
Stockholders Participating in Share Exchange Agreement

	Shares	Warrants	Total
New Enterprise Associates 10, Limited Partnership	6,417,187	550,535	6,802,561
1119 St. Paul Street Baltimore, MD 21202 Attn: M. James Barrett and Louis Citron Tel: (410) 244-0115 Fax: (410) 752-7721

NEA Ventures 2002, Limited Partnership	4,610	0	4,610
1119 St. Paul Street Baltimore, MD 21202 Attn: M. James Barrett and Louis Citron Tel: (410) 244-0115 Fax: (410) 752-7721

Essex Woodlands Health Ventures V, L.L.C.	2,802,686	0	2,802,686
435 Tasso Street Palo Alto, CA 94301 Attn: Jeff Himawan Tel: (650) 543-1555 Fax: (650) 543-1504

Gruber and McBaine Capital Management signing on behalf of the following accounts: 50 Osgood Place, Penthouse San Francisco, CA 94133 Attn: Christine Arroyo Tel: (415) 981-0655 Fax: (415) 981-6434

Lagunitas Partners LP	783,081	70,000	853,081
Donaghy Sales Inc.	65,700	0	65,700
Gruber & McBaine International	120,000	24,500	144,500
Karl Matthies Trust udt 7/25/05	12,000	0	12,000
Aaronel D. Gruber	500	0	500
Gruber Partnership	2,000	0	2,000
Gruber Family Foundation	31,250	0	31,250
I & A Gruber Charitable	500	0	500
Gruber Partnership 2	2,000	0	2,000
Irving & Aaronel Gruber	500	0	500
Irving B. Gruber	1,000	0	1,000
Jamie deRoy	500	0	500
Jon D. Gruber	14,000	0	14,000
Jon D & Linda W Gruber Trust	47,709	10,500	58,209
Lindsay Gruber Dunham	500	1,750	2,250
Jon D Gruber TTEE fbo Jonathan W Gruber Trust	5,750	1,750	7,500
Linda W Gruber	3,150	0	3,150
Terry Deroy Gruber	500	0	500
Terry D. Gruber Trust	500	0	500
Amanda McBaine	1,000	0	1,000
J Patterson McBaine	132,650	14,000	146,650
J Patterson and Susie McBaine Foundation	7,620	0	7,620
J. Patterson & Susan S. McBaine	11,000	0	11,000
Susan S. McBaine	1,000	0	1,000
J. Patterson McBaine TTEE of Turner H. McBaine	17,375	0	17,375

Total	10,486,268	673,035	10,994,142

SCHEDULE II
Stockholders Participating in Voting Agreement

	Shares	Warrants	Total
New Enterprise Associates 10, Limited Partnership	6,417,187	550,535	6,802,561
1119 St. Paul Street Baltimore, MD 21202 Attn: M. James Barrett and Louis Citron Tel: (410) 244-0115 Fax: (410) 752-7721

NEA Ventures 2002, Limited Partnership	4,610	0	4,610
1119 St. Paul Street Baltimore, MD 21202 Attn: M. James Barrett and Louis Citron Tel: (410) 244-0155 Fax: (410) 752-7721

Essex Woodlands Health Ventures V, L.L.C.	2,802,686	0	2,802,686
435 Tasso Street Palo Alto, CA 94301 Attn: Jeff Himawan Tel: (650) 543-1555 Fax: (650) 543-1504

Technology Partners Fund VI, L.P.	173,924	0	173,924
100 Shoreline Highway Suite 282, Building B Mill Valley, CA 94941 Attn: Sheila Mutter Tel: (415) 332-9999 Fax: (415) 332-9998

Technology Partners Affiliates VII, L.P.	51,806	0	51,806
100 Shoreline Highway Suite 282, Building B Mill Valley, CA 94941 Attn: Sheila Mutter Tel: (415) 332-9999 Fax: (415) 332-9998

Technology Partners Fund VII, L.P.	884,132	0	884,132
100 Shoreline Highway Suite 282, Building B Mill Valley, CA 94941 Attn: Sheila Mutter Tel: (415) 332-9999 Fax: (415) 332-9998

ProQuest Investments II, L.P.	989,649	0	989,649
90 Nassau Street, 5th Floor Princeton, NJ 08542 Attn: Pasquale DeAngelis Tel: (609) 919-3567 Fax: (609) 375-1047

ProQuest Investments II Advisors Fund, L.P.	23,815	0	23,815
90 Nassau Street, 5th Floor Princeton, NJ 08542 Attn: Pasquale DeAngelis Tel: (609) 919-3567 Fax: (609) 375-1047

Gruber and McBaine Capital Management signing on behalf of the following accounts: 50 Osgood Place, Penthouse San Francisco, CA 94133 Attn: Christine Arroyo Tel: (415) 981-0655 Fax: (415) 981-6434

Lagunitas Partners LP	783,081	70,000	853,081
Donaghy Sales Inc.	65,700	0	65,700
Gruber & McBaine International	120,000	24,500	144,500
Karl Matthies Trust udt 7/25/05	12,000	0	12,000
Lockheed Martin Master Retirement Trust	545,000	0	545,000

Stanley C. Erck	25,000	0	25,000
c/o Iomai Corporation 20 Firstfield Road Gaithersburg, MD 20878 Tel: (301) 556-4500 Fax: (301) 556-4501

Gregory M. Glenn	71,885	0	71,885
c/o Iomai Corporation 20 Firstfield Road Gaithersburg, MD 20878 Tel: (301) 556-4500 Fax: (301) 556-4501

Russell P. Wilson	11,000	0	11,000
c/o Iomai Corporation 20 Firstfield Road Gaithersburg, MD 20878 Tel: (301) 556-4500 Fax: (301) 556-4501

Total	12,981,475	645,035	13,461,349

SCHEDULE III
“Knowledge” Officers/Persons
Stanley C. Erck
Gregory M. Glenn
Russell P. Wilson
Kai Chen
Jin Sook Chung
Larry Ellingsworth
Sarah Frech
Merv Hamer
Kim Poffenberger
Robert Seid

EXHIBIT A
Exchange Agreement

Share Exchange Agreement
dated as of May 12, 2008
among
Intercell AG
and
The Stockholders Listed on Schedule I Hereto

-iii-

Share Exchange Agreement, dated as of May 12, 2008 (this “Agreement”), among Intercell AG, a joint stock corporation incorporated under the laws of the Republic of Austria (“Parent”), and each of the stockholders listed on Schedule I to this Agreement (each, a “Stockholder” and, collectively, the “Stockholders”).
Introduction
          Parent, Zebra Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Iomai Corporation, a Delaware corporation (the “Company”), propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended or supplemented from time to time, the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company, and the Company will be the surviving entity (the “Merger”).
          As of the date hereof, each Stockholder is the record and beneficial owner of the number of shares (the “Shares”) of common stock, par value $.01 per share, of the Company (the “Company Common Stock”), set forth opposite such Stockholder’s name on Schedule I to this Agreement (such Shares, together with any other shares of capital stock of the Company acquired by such Stockholder after the date hereof and during the term of this Agreement (including through the exercise of any stock options, warrants or any other convertible or exchangeable securities or similar instruments), being collectively referred to herein as such Stockholder’s “Subject Shares”).
          As a condition to its willingness to enter into the Merger Agreement, Parent has required that (i) each Stockholder agree, and each Stockholder is willing to agree, to exchange such Stockholder’s Subject Shares for either (A) shares of common stock with no par value (Stückaktien) and each share representing a pro rata amount of €1 of the aggregate nominal value of the common stock of Parent (the “Parent Common Stock”) immediately prior to the Effective Time of the Merger or (B) cash immediately following the Effective Time of the Merger, in each case pursuant to the terms and subject to the conditions of this Agreement (the “Share Exchange”), and (ii) each Stockholder that is party to the Voting Agreement, dated as of the date hereof (the “Voting Agreement”), among Parent and such Stockholders, agrees, and each such Stockholder is willing to agree, to vote such Stockholder’s Subject Shares in favor of the Merger Agreement, the Merger and the other Transactions.
          In furtherance of the Share Exchange, Parent intends to increase its share capital (the "Capital Increase”), by issuing the Exchange Shares to the Stockholders under exclusion of the statutory subscription rights of the shareholders of Parent.
          In consideration of the foregoing and of the representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:
ARTICLE 1
DEFINED TERMS
          SECTION 1.1. Defined Terms. Capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement.

ARTICLE 2
SHARE EXCHANGE
          SECTION 2.1. Share Exchange. Upon the terms and subject to the conditions of this Agreement, each Stockholder shall, pursuant to a Contribution-in-Kind Agreement, substantially in the form attached hereto as Exhibit A (the “Contribution-in-Kind Agreement”), exchange, assign, transfer and deliver all of such Stockholder’s Subject Shares to Parent, or to any direct or indirect Subsidiary of Parent designated by Parent, at the Share Exchange Closing; and, in exchange therefor, except as otherwise provided in Section 5.6, Parent shall issue, exchange, sell and deliver to each Stockholder a number of shares (rounded to the nearest whole share) of Parent Common Stock (the “Exchange Shares”) equal to the product of (a) the number of such Stockholder’s Subject Shares and (b) the Exchange Ratio. As used in this Agreement, “Exchange Ratio” means $6.60 U.S. Dollars divided by the Fair Market Value. As used in this Agreement, “Fair Market Value” means the closing sale price for the Parent Common Stock on the Vienna Stock Exchange on the Share Exchange Closing Date, with such amount being converted to U.S. Dollars using the conversion rate from Euros to U.S. Dollars published in The Wall Street Journal on the Share Exchange Closing Date.
          SECTION 2.2. Share Exchange Closing.
          (a) The closing of the Share Exchange (the “Share Exchange Closing”) shall take place at 10:00 a.m. (East Coast time) on a date to be specified by the parties, which shall be no later than the second business day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article 6 (other than any such conditions which by their nature cannot be satisfied until the Share Exchange Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived on the Share Exchange Closing Date), at the offices of Covington & Burling LLP, 1201 Pennsylvania Avenue, N.W., Washington, DC 20004, unless another time, date or place is agreed to in writing by the parties hereto (such date upon which the Share Exchange Closing occurs, the “Share Exchange Closing Date”).
          (b) At the Share Exchange Closing, each Stockholder shall deliver to Parent certificates representing such Stockholder’s Subject Shares, together with stock powers, substantially in the form attached hereto as Exhibit B, endorsed in blank and signed by each such Stockholder, and promptly shall take all other actions reasonably necessary to facilitate the recordation of Parent as the owner of such Subject Shares in the books and records of the Company. Pursuant to Section 5.5, and except as otherwise provided in Section 5.6, as soon as reasonably practicable following the registration of the Capital Increase in the Commercial Register, Parent shall deliver to the Stockholders their respective number of Exchange Shares by way of book entry (electronic transfer).
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS
          Each Stockholder, severally and not jointly, represents and warrants to Parent as follows:

          SECTION 3.1. Binding Agreement.
          (a) If such Stockholder is incorporated as a corporation, then such Stockholder has the requisite corporate power and authority and full legal capacity to enter into, execute and deliver this Agreement, to perform fully its obligations hereunder and to consummate the transactions contemplated hereby. If such Stockholder is organized as a partnership, then such Stockholder has the requisite partnership power and authority and full legal capacity to enter into, execute and deliver this Agreement, to perform fully its obligations hereunder and to consummate the transactions contemplated hereby. If such Stockholder is organized as a limited liability company, then such Stockholder has the requisite limited liability company power and authority and full legal capacity to enter into, execute and deliver this Agreement, to perform fully its obligations hereunder and to consummate the transactions contemplated hereby. If such Stockholder is an individual, then such Stockholder has the power and authority and full legal capacity to, and is competent to, enter into, execute and deliver this Agreement, to perform fully his or her obligations hereunder and to consummate the transactions contemplated hereby.
          (b) The execution and delivery of this Agreement by such Stockholder, the performance by such Stockholder of its obligations hereunder and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized and approved by such Stockholder. No other proceedings on the part of such Stockholder are necessary to authorize the execution and delivery of this Agreement and the performance by such Stockholder of its obligations hereunder. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery hereof by Parent, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).
          SECTION 3.2. No Conflict. Neither the execution and delivery of this Agreement by such Stockholder, nor the performance by such Stockholder of its obligations hereunder will (a) require any consent, approval, authorization or permit of, registration, declaration or filing (except for such filings identified in Section 3.3(d) of the Merger Agreement or as would not prevent, delay or otherwise impair such Stockholder’s ability to perform its obligations hereunder) with, or notification to, any Governmental Authority, (b) if such Stockholder is an entity, result in a violation of, or default under, or conflict with any provision of its certificate of incorporation, bylaws, partnership agreement, limited liability company agreement or similar organizational documents, (c) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, or acceleration) under any contract, trust, agreement, instrument, commitment, arrangement or understanding applicable to such Stockholder or such Stockholder’s Subject Shares, or result in the creation of a security interest, lien, charge, encumbrance, equity or claim with respect to any of such Stockholder’s Subject Shares, (d) require any consent, authorization or approval of any Person other than a Governmental Authority, except, in the case of clause (d), as would not prevent, delay or otherwise impair such Stockholder’s ability to perform its obligations hereunder, or (e) violate or conflict with any order, writ, injunction, decree, rule, regulation or Law applicable to such Stockholder or such Stockholder’s Subject Shares. If such Stockholder is a married individual and such Stockholder’s Subject Shares constitute community property or otherwise need spousal approval in order for this Agreement to be a legal, valid and binding obligation of such Stockholder, this Agreement has been duly authorized, executed and delivered by, and constitutes a legal, valid and binding obligation of, such Stockholder’s spouse, enforceable against such spouse in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).
          SECTION 3.3. Ownership of Shares. Such Stockholder is the record and beneficial owner of the Shares set forth opposite such Stockholder’s name on Schedule I attached hereto free and clear of any security interests, liens, charges, encumbrances, equities, claims, options or limitations of whatever nature and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Shares), except for any such encumbrances arising hereunder or under the Voting Agreement. Such Shares represent all of the shares of capital stock of the Company beneficially owned by such Stockholder. There are no outstanding options, shares of Company Common Stock subject to vesting or other rights to acquire from such Stockholder, or obligations of such Stockholder to sell or to dispose of, any shares of Company Common Stock.
          SECTION 3.4. Broker Fees. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission based upon arrangements made by or, with the knowledge of such Stockholder, on behalf of such Stockholder in connection with its entering into this Agreement.
          SECTION 3.5. Purchase for Own Account. Such Stockholder is acquiring the Exchange Shares for its own account and not with a view to, or for offer or sale in connection with, any distribution or sale thereof in violation of the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission (the “SEC”) promulgated thereunder (the "Securities Act”), and such Stockholder has no present or contemplated agreement, understanding, arrangement, obligation or commitment providing for the disposition of the Exchange Shares, other than in compliance with the Securities Act.
          SECTION 3.6. Ability to Protect his, her or its Own Interests and Bear Economic Risk. Such Stockholder, by reason of his, her or its business and financial experience, has the capacity to protect such Stockholder’s own interests in connection with the transactions contemplated by this Agreement. Such Stockholder is able to bear the economic risk of an investment in the Exchange Shares and is able to sustain a loss of all of such Stockholder’s investment in the Exchange Shares without economic hardship if such a loss should occur.
          SECTION 3.7. Receipt of Information. Such Stockholder has received all the information he, she or it considers necessary or appropriate for deciding whether to acquire the Exchange Shares. Such Stockholder further represents that he, she or it has had an opportunity to ask questions and receive answers from Parent regarding the terms and conditions of the Exchange Shares and the business and financial condition of Parent and to obtain additional information necessary to verify the accuracy of any information furnished to such Stockholder or to which such Stockholder had access. The foregoing, however, does not limit or modify the representations and warranties of Parent in this Agreement or the right of such Stockholder to rely upon such representations and warranties. Such Stockholder has not received, nor is such Stockholder relying on, any representations from Parent other than as provided in this Agreement.
          SECTION 3.8. Private Placement. Such Stockholder understands that (a) the Exchange Shares have not been registered under the Securities Act or any other applicable U. S. federal or state securities laws by reason of their issuance by Parent in a transaction exempt from the registration requirements thereof (and that Parent’s reliance on such exemption is predicated on such Stockholder’s representations and warranties set forth in this Article 3) and (b) the Exchange Shares may not be sold unless such disposition is registered under the Securities Act and applicable state securities laws or is exempt from registration thereunder. Such Stockholder represents that he, she or it is an “accredited investor” (as defined in Rule 501(a) of Regulation D under the Securities Act).
          SECTION 3.9. Legend. Such Stockholder hereby acknowledges and agrees that each certificate representing an Exchange Share will bear a legend to the following effect unless Parent determines otherwise in compliance with applicable Law:
“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER U. S. JURISDICTION. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND NEITHER THIS SHARE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF, OTHER THAN ON THE VIENNA STOCK EXCHANGE, IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.”
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT
          Parent hereby represents and warrants to the Stockholders as follows:
          SECTION 4.1. Organization. Parent is a duly organized and validly existing stock corporation under the laws of the Republic of Austria and has all requisite power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, operate and lease its properties and to carry on its business as now conducted, except for such franchises, licenses, permits, authorizations and approvals, the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.
          SECTION 4.2. Capitalization. The capitalization of Parent is as described in Parent’s most recent periodic report filed with any applicable regulatory authority as of the date of such report. Except with respect to statutory rights under Austrian law that will be excluded by resolution of the management board and the supervisory board of Parent in accordance with the authorization granted by the stockholders meeting dated 15 June 2007 in order to permit the consummation of the transactions contemplated by this Agreement, the issue and sale of the Exchange Shares will not obligate the Company to issue any other equity securities to any third party (other than the Stockholders) and will not result in a right of any holder of Parent’s securities to adjust the exercise, conversion, exchange or reset price under such securities.
          SECTION 4.3. Regulatory Reports. Parent has filed all material reports required to be filed by it under applicable Austrian law or with respect to any agency or self regulatory authority or exchange rules to which Parent is subject for the two years preceding the date hereof (or such shorter period as Parent was required by law to file such material) (the foregoing materials, including the exhibits and amendments thereto, being collectively referred to herein as the “Regulatory Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such Regulatory Reports prior to the expiration of any such extension. As of their respective dates, the Regulatory Reports complied in all material respects with the requirements of all applicable laws, rules and regulations and provided a true and fair view of Parent’s assets and liabilities, financial condition and results of operation and described the material risks and material contingent liabilities to which Parent was exposed. Parent has published all ad hoc information required to be published by it under applicable Austrian law and such information was correct in all material respects and not, in light of the circumstances existing at the time, misleading when published. The financial statements of Parent as of December 31, 2007 included in the Regulatory Reports, if any, comply in all material respects with applicable accounting requirements and applicable laws, rules and regulations with respect thereto as in effect as of December 31, 2007.
          SECTION 4.4. Governmental Authority. Except for regular audits by tax authorities, to the knowledge of Parent, there has not been and there is not pending or contemplated, any investigation by any governmental agency, exchange or self-regulatory authority involving Parent or, to the knowledge of Parent, any current or former director or officer of Parent. No governmental agency, exchange, court or self-regulatory authority has issued any stop order or other order suspending the effectiveness of any approval necessary for the Stockholders to enter into transactions with respect to the Exchange Shares from and after the date hereof.
          SECTION 4.5. Authorization; No Conflict
          (a) Parent has the requisite corporate power and authority to enter into and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement, the Merger Agreement and the Voting Agreement by Parent and Merger Sub (to the extent a party), the performance by Parent and Merger Sub of their respective obligations hereunder and thereunder and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by the Management Board and Supervisory Board of Parent and the Board of Directors of Merger Sub. No other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement, the Merger Agreement and the Voting Agreement, the performance by Parent and Merger Sub of their respective obligations hereunder and thereunder and the consummation by Parent and Merger Sub of the Transactions, except for the approval of the Merger by Parent as the owner of all the outstanding capital stock of Merger Sub. Each of this Agreement, the Merger Agreement and the Voting Agreement has been duly and validly executed and delivered by Parent and Merger Sub (to the extent a party) and, assuming the due authorization, execution and delivery by the Stockholders (to the extent a party), the Company (to the extent a party) and the other parties thereto, constitute legal, valid and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their respective terms, except in each case as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).
          (b) Neither the execution and delivery of this Agreement, the Merger Agreement and the Voting Agreement by Parent or Merger Sub (to the extent a party), nor the consummation by Parent or Merger Sub of the Transactions nor compliance by Parent or Merger Sub with any of the provisions herein or therein will (i) result in a violation or breach of or conflict with the certificate of incorporation or by-laws of Merger Sub or any of the organizational documents of Parent or (ii) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (c) below, violate any Judgment or Law applicable to Parent or Merger Sub or any of their respective properties or assets other than any such event described in this clause (ii) which, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.
          (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is necessary to be obtained or made by Parent or Merger Sub in connection with Parent’s or Merger Sub’s (to the extent a party) execution, delivery and performance of this Agreement, the Merger Agreement and the Voting Agreement, or the consummation by Parent or Merger Sub of the Transactions, except for those identified in Section 4.3(c) of the Merger Agreement and the registration of the Capital Increase in the Vienna Commercial Register (Firmenbuch) (the “Commercial Register”).
          SECTION 4.6. Broker Fees. Except for Merrill Lynch, Pierce, Fenner & Smith Incorporated, no agent, broker, Person or firm acting on behalf of Parent or Merger Sub or under Parent’s or Merger Sub’s authority is or will be entitled to any advisory, commission or broker’s or finder’s fee or commission from any of the parties hereto in connection with any of the Transactions.
          SECTION 4.7. Valid Issuance. The Exchange Shares have been duly authorized by all necessary corporate action on behalf of Parent. When registered in the Commercial Register and issued and sold against receipt of the consideration therefor, the Exchange Shares will be duly authorized and validly issued, fully paid and nonassessable, and free of preemptive rights, other than statutory rights under Austrian law that will be excluded by resolution of the management board and the supervisory board of Parent in accordance with the authorization granted by the stockholders meeting dated 15 June 2007 in order to permit the consummation of the transactions contemplated by this Agreement.

          SECTION 4.8. Purchase for Own Account. Parent is acquiring the Subject Shares for its own account and not with a view to, or for offer or sale in connection with, any distribution or sale thereof in violation of the Securities Act, and Parent has no present or contemplated agreement, understanding, arrangement, obligation or commitment providing for the disposition of the Subject Shares.
          SECTION 4.9. Ability to Protect its Own Interests and Bear Economic Risk. Parent, by reason of its business and financial experience, has the capacity to protect its own interests in connection with the transactions contemplated by this Agreement. Parent is able to bear the economic risk of an investment in the Subject Shares and is able to sustain a loss of all of its investment in the Subject Shares without economic hardship if such a loss should occur.
          SECTION 4.10. Private Placement. Parent understands that (a) certain of the Subject Shares have not been registered under the Securities Act or any other applicable securities laws by reason of their issuance by the Company in a transaction exempt from the registration requirements thereof and (b) that such unregistered Subject Shares may not be sold unless such disposition is registered under the Securities Act and applicable state securities laws or is exempt from registration thereunder.
          SECTION 4.11. Legend. Parent hereby acknowledges and agrees that each certificate representing an unregistered Subject Share will bear a legend to the following effect unless the Company determines otherwise in compliance with applicable Law:
“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND NEITHER THIS SHARE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.”
          SECTION 4.12. Disclosure. Parent confirms that neither it nor any officers, directors or Affiliates, has provided any of the Stockholders or their agents or counsel with any information that constitutes material, nonpublic information (other than the existence and terms of the Share Exchange and the issuance of Exchange Shares as contemplated by this Agreement and the other Transactions). Parent understands and confirms that each of the Stockholders will rely on the foregoing representations in effecting transactions in securities of Parent. To the knowledge of Parent, except for the Transactions, no material event or circumstance has occurred or information exists with respect to Parent or any of its Subsidiaries or its or their business, properties, operations or financial condition, which, under applicable law, rule or regulation, required public disclosure or announcement by Parent prior to the date hereof but which has not been so publicly announced or disclosed. Parent acknowledges and agrees that no Stockholder makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those set forth in this Agreement and the Voting Agreement.

          SECTION 4.13. Foreign Corrupt Practices Act; Etc. Neither Parent, nor to the knowledge of Parent, any Affiliate or agent or other person acting on behalf of Parent or any Affiliate, has (a) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (b) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (c) failed to disclose fully any contribution made by Parent (or made by any person acting on its behalf of which Parent is aware) which is in violation of applicable law, or (d) violated in any material respect any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended.
ARTICLE 5
ADDITIONAL AGREEMENTS
          SECTION 5.1. Transfer and Other Restrictions.
          (a) Until this Agreement is terminated in accordance with its terms, except pursuant to the Share Exchange contemplated hereby or as otherwise permitted by Section 5.1(b), each Stockholder agrees (severally with respect to itself and not jointly) not to sell, transfer, pledge, encumber, assign or otherwise dispose of (collectively, “Transfer”), or enter into any contract, option or other arrangement or understanding with respect to the Transfer of, such Stockholder’s Subject Shares or any interest contained therein.
          (b) At any time prior to the Share Exchange Closing Date, the Stockholders may, by written notice to Parent, Transfer such Stockholder’s Subject Shares to an Affiliate or other Person solely for purpose of facilitating the Share Exchange and the other transactions contemplated by this Agreement; provided, however, that any such Transfer shall not impede or delay the consummation of the Share Exchange or the other transactions contemplated by this Agreement or otherwise impede any rights of Parent under this Agreement. Any transferee pursuant to such a Transfer shall agree to be bound by all of the provisions and obligations of this Agreement applicable to the transferring Stockholder, including, without limitation, the Share Exchange. No such Transfer shall limit or affect such transferring Stockholder’s obligations hereunder.
          SECTION 5.2. No Solicitation. Until this Agreement is terminated in accordance with its terms, no Stockholder shall, nor shall such Stockholder permit any investment banker, attorney or other advisor or representative of the Stockholder to, directly or indirectly through another Person, solicit, initiate or encourage, or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that any action which is permitted by the Merger Agreement to be taken by a Stockholder (or a designee of such Stockholder) in his or her capacity as a director or officer shall not be prohibited by the foregoing.
          SECTION 5.3. Further Assurances. Subject to the terms and conditions provided herein, each party hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective in the most expeditious manner practicable, the Share Exchange, including (a) obtaining all permits, consents, approvals, authorizations and actions or nonactions required for or in connection with the consummation by the parties hereto of the Share Exchange, (b) the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, a Governmental Authority, (c) the obtaining of all necessary consents from third parties, and (d) the execution and delivery of any additional instruments necessary to consummate the Share Exchange to fully carry out the purposes of this Agreement.
          SECTION 5.4. Commercial Register. As soon as practicable following the date of this Agreement, and in any event, within two Business Days of this Agreement, Parent shall apply to the Commercial Register for the appointment of an independent auditor (Sacheinlageprüfer) (the “Independent Auditor”) to issue a report addressing the adequacy of the in-kind contribution of the Subject Shares to be provided to Parent in exchange for the Exchange Shares pursuant to the Contribution-in-Kind Agreement. At the Share Exchange Closing, Parent and each Stockholder shall execute a Contribution-in-Kind Agreement and a Subscription Certificate, substantially in the form attached hereto as Exhibit C. Parent shall use its reasonable best efforts to file an application for the registration of the Capital Increase with the Commercial Register prior to the opening of the Vienna Stock Exchange for trading on the Business Day immediately following the Share Exchange Closing Date, and in any event no later than the second Business Day following the Share Exchange Closing Date. Parent shall use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, and to assist and cooperate with the Commercial Register in doing, all things necessary, proper or advisable to (a) discuss and seek pre-clearance with the Commercial Register of the filing of the registration of the Capital Increase in an attempt to expedite the review and approval process with respect thereto and (b) consummate and make effective in the most expeditious manner practicable, the registration of the Capital Increase in the Commercial Register.
          SECTION 5.5. Exchange Shares. The Exchange Shares will be represented by one or more global certificates (Zwischensammelurkunde), which will be issued by Parent on the day of registration of the Capital Increase in the Commercial Register. The Exchange Shares will be deposited with Oesterreichische Kontrollbank Aktiengesellschaft (“OEKB”) and an application for admission of trading in the Prime Market Segment of the Vienna Stock Exchange will be filed on the same day by Parent. Following the registration in the Commercial Register and the admission of the Exchange Shares for trading on the Vienna Stock Exchange, Parent shall as soon as reasonably practicable, and in any event within three Business Days, deliver the respective number of Exchange Shares to each Stockholder by way of book entry (electronic transfer) to the security account designated by such Stockholder no later than the date the Exchange Shares are admitted for trading on the Vienna Stock Exchange.
          SECTION 5.6. Alternate Consideration.
          (a) If (i) the report of the Independent Auditor fails to conclude that the value of the Subject Shares is at least as high as the value of the Exchange Shares, or (ii) the Commercial Register shall not have accepted the registration of the Capital Increase within 15 days following the Share Exchange Closing Date, then the right of the Stockholders to receive the Exchange Shares shall automatically terminate and Parent shall instead be obligated, in full satisfaction of Parent’s obligations under this Agreement, to deliver to each Stockholder cash equal to the product of (x) the number of such Stockholder’s Subject Shares and (y) $6.60 U.S. Dollars (the “Alternate Consideration”).
          (b) Parent shall pay or cause to be paid the Alternate Consideration to each Stockholder by wire transfer to an account previously designated by such Stockholder within five business days following the Effective Time of the Merger.
          SECTION 5.7. Payment of Taxes. Parent shall bear or pay, in respect of the Exchange Shares, any stamp or other duties or similar taxes in connection with the issue, transfer and delivery of the Exchange Shares to Stockholders in accordance with this Agreement, and the execution, delivery and performance of this Agreement.
          SECTION 5.8. Public Statements. Each Stockholder agrees (severally with respect to itself and not jointly) that no public release or announcement concerning the Transactions shall be issued by such Stockholder without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be (a) required by Law or the rules or regulations of any applicable Governmental Authority to which such Stockholder is subject or submits, wherever situated, or (b) permitted by Section 6.8(d) of the Merger Agreement to be made by such Stockholder (or a designee of such Stockholder) in such person’s capacity as a director or officer of the Company, in which case the Stockholder required to make the release or announcement shall use its reasonable best efforts to allow Parent reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing Stockholder.
          SECTION 5.9. Covenants with Stockholders; Merger Consideration. Parent agrees that it will not (a) enter into any material agreement, commitment or understanding with any Stockholder with respect to any matter related to this Agreement, the Voting Agreement, the Contribution-in-Kind Agreement or otherwise with respect to the Merger unless Parent shall have provided each other Stockholder with all of the rights and benefits provided pursuant to such agreement, commitment or understanding, and (b) amend, modify or waive any part of the Merger Agreement to alter the Merger Consideration in any manner adverse to any Stockholder, without the prior written consent (which consent shall not be unreasonably withheld or delayed) of such Stockholder prior to or simultaneously with such amendment, modification or waiver; provided, however, that for the avoidance of doubt, the parties hereto acknowledge and agree that the Stockholders shall have no consent right with respect to any increase to the Merger Consideration.
          SECTION 5.10. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary: (a) the Stockholder makes no agreement or understanding herein in any capacity other than in the Stockholder’s capacity as a record holder and beneficial owner of its Subject Shares, and (b) nothing herein will be construed to limit or affect any action or inaction by the Stockholder (or a designee of such Stockholder) in such person’s capacity as an officer or director of the Company in connection with this Agreement, the Merger Agreement or otherwise, and such actions shall not be deemed to be a breach of this Agreement.

ARTICLE 6
CONDITIONS
          SECTION 6.1. Conditions to Each Party’s Obligation to Effect the Share Exchange. The respective obligations of each party to effect the Share Exchange are subject to the satisfaction, by the party responsible for fulfilling the obligation, or, to the extent permitted by applicable Law, waiver, by the party entitled to the benefit thereof, on or prior to the Share Exchange Closing Date of each of the conditions set forth in Article 7 of the Merger Agreement; provided, however, that for purposes of this Section 6.1, (a) the phrase “Closing Date” in Article 7 of the Merger Agreement shall be replaced by the phrase “Share Exchange Closing Date”, (b) the certificates required to be delivered pursuant to Sections 7.2(c) and 7.3(c) of the Merger Agreement shall not be required to be delivered on the Share Exchange Closing Date, and (c) the condition in Section 7.1(e) of the Merger Agreement relating to the transactions contemplated by this Agreement shall be disregarded.
          SECTION 6.2. Conditions to Obligations of Parent. The obligations of Parent to effect the Share Exchange are further subject to the satisfaction, or to the extent permitted by applicable Law, the waiver on or prior to the Share Exchange Closing Date of each of the following conditions:
          (a) Representations and Warranties. The representations and warranties of each Stockholder shall be true and correct (other than de minimus inaccuracies) as of the date hereof and as of the Share Exchange Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date).
          (b) Performance of Obligations of the Stockholders. Each Stockholder shall have performed in all material respects all of the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Share Exchange Closing Date.
          (c) Certificates. Parent shall have received certificates from each Stockholder certifying that the conditions set forth in Sections 6.2(a) and (b) have been satisfied.
          SECTION 6.3. Conditions to Obligation of the Stockholders. The obligation of each Stockholder to effect the Share Exchange is further subject to the satisfaction, or to the extent permitted by applicable Law, the waiver on or prior to the Share Exchange Closing Date of each of the following conditions:
          (a) Representations and Warranties. (i) The representations and warranties of Parent contained in Sections 4.1, 4.2 and 4.5 through 4.11 shall be true and correct (other than de minimus inaccuracies) as of the date hereof and as of the Share Exchange Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (ii) all other representations and warranties of Parent contained in Article 4 shall be true and correct in all material respects as of the date hereof and as of the Share Exchange Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except that any such representation or warranty shall be true and correct in all respects where such representation or warranty is qualified with respect to materiality.

          (b) Performance of Obligations of Parent. Parent shall have performed in all material respects all of the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Share Exchange Closing Date.
          (c) Certificates. Each Stockholder shall have received certificates executed on behalf of Parent by the chief executive officer or chief financial officer of Parent, certifying that the conditions set forth in Sections 6.3(a) and (b) have been satisfied.
ARTICLE 7
TERMINATION, AMENDMENT AND WAIVER
          SECTION 7.1. Termination. This Agreement shall terminate and cease to have any force or effect on the earliest of (a) September 30, 2008, (b) the earlier of (i) the delivery of the Exchange Shares to each Stockholder pursuant to Section 5.5 and (ii) the payment of the Alternate Consideration to each Stockholder pursuant to Section 5.6, (c) the termination of the Merger Agreement in accordance with its terms and (d) the written agreement of the parties hereto to terminate this Agreement; provided, however, that (A) this Article 7 and Article 8 shall survive any termination of this Agreement and (B) termination of this Agreement shall not relieve any party from liability for any breach of its obligations hereunder committed prior to such termination.
          SECTION 7.2. Amendment. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto; provided, however, that with respect to the obligations of any individual Stockholder under this Agreement, this Agreement may be amended with the approval of such Stockholder and Parent subject to the prior written consent of the other Stockholders, which consent shall not be unreasonably withheld or delayed.
          SECTION 7.3. Waiver. Any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived at any time prior to the Share Exchange Closing by any of the parties entitled to the benefit thereof only by a written instrument signed by each such party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of or estoppel with respect to, any subsequent or other failure.
ARTICLE 8
GENERAL PROVISIONS
          SECTION 8.1. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, mailed by certified mail (return receipt requested) or sent by overnight courier, or by facsimile (upon confirmation of receipt) to the parties at the following addresses or at such other addresses as shall be specified by the parties by like notice:

(a)	if to Parent:

Intercell AG Campus Vienna Biocenter 6 1030 Vienna Austria Attention: General Counsel Fax: +43 1 20620 165

with a copy to:

Covington & Burling LLP 1201 Pennsylvania Avenue, N.W. Washington, DC 20004 Attention: Catherine J. Dargan Fax: (202) 778-5567

with a copy to:

Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 Attention: Stephen A. Infante Fax: (646) 441-9039

(b)	if to a Stockholder, to the appropriate address set forth on Schedule I hereto.
     Notice so given shall (in the case of notice so given by mail) be deemed to be given when received and (in the case of notice so given by cable, telegram, facsimile, telex or personal delivery) on the date of actual transmission or (as the case may be) personal delivery.
          SECTION 8.2. Representations, Warranties and Covenants. The representations and warranties of each Stockholder set forth in Article 3 of this Agreement and the representations and warranties of Parent set forth in Article 4 of this Agreement shall survive until the first anniversary of the Share Exchange Closing Date. All covenants of the parties contained in this Agreement that contemplate action following the Share Exchange Closing shall survive the Share Exchange Closing; all other covenants shall terminate at the Share Exchange Closing.
          SECTION 8.3. Fees and Expenses. All costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Share Exchange or any of the other Transactions are consummated; provided, however, that any cost or expense in Sections 2.2, 5.3 and 5.7 that arise solely as a result of Parent’s status as a non-U.S. entity shall be borne solely by Parent.

          SECTION 8.4. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.
          SECTION 8.5. Specific Enforcement; Jurisdiction. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with the terms hereof or were otherwise breached and that the non-breaching party shall be entitled to specific performance of the terms hereof in addition to any other remedy which may be available at law or in equity. It is accordingly agreed that the non-breaching party will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any state or federal court located in the State of Delaware or in the Court of Chancery of the State of Delaware, the foregoing being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any state or federal court located in the State of Delaware or in the Court of Chancery of the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a state or federal court located in the State of Delaware or the Court of Chancery of the State of Delaware.
          SECTION 8.6. Successors and Assigns. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other parties hereto. This Agreement shall be binding upon, inure to the benefit of and be enforceable by each party and such party’s heirs, beneficiaries, executors, successors, representatives and permitted assigns.
          SECTION 8.7. Company Consent Right. Parent and the Stockholders shall not amend or modify this Agreement (a) to increase or decrease, or change the form of, the consideration to be paid to the Stockholders pursuant to this Agreement, or (b) in a manner that would reasonably be expected to materially delay or prevent the consummation of the Share Exchange or the other Transactions, in each case, without the prior written consent of the Company. The Company is a third party beneficiary of this Section 8.7.
          SECTION 8.8. Several Obligations. Notwithstanding anything to the contrary in this Agreement, the obligations of the Stockholders under this Agreement are several and not joint. In no event shall any Stockholder have any liability or obligation with respect to the acts or omissions of any other Stockholder.
          SECTION 8.9. Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of facsimile transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.
          SECTION 8.10. Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable Law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties shall be construed and enforced accordingly.
          SECTION 8.11. Entire Agreement; Conflicts. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. In case of any conflict, discrepancy, inconsistency or ambiguity of any provision of this Agreement with any provision of the Contribution-in-Kind Agreement, then the provision contained in this Agreement shall prevail and take precedence.
          SECTION 8.12. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
[The remainder of this page is intentionally blank.]

          IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed, individually or by its respective officer thereunto duly authorized, as of the date first written above.

INTERCELL AG

By:

Name:
Title:

STOCKHOLDERS:
[Signature Page to Share Exchange Agreement]

SCHEDULE I
Stockholders

EXHIBIT A
Form of Contribution-in-Kind Agreement

EXHIBIT B
Form of Stock Power
FOR VALUE RECEIVED, the undersigned,                     , does hereby sell, assign and transfer unto Intercell AG all of the shares of common stock, par value $.01 per share, of Iomai Corporation, a Delaware corporation (the “Company”), registered in its name on the books of the Company represented by Certificate No. ___ herewith, and does hereby irrevocably constitute and appoint                                          as its attorney-in-fact to transfer said shares on the books of the Company with full power of substitution in the premises.
Dated:

[Stockholder]

By:
Name:
Witnessed by:		Title:

EXHIBIT C
Form of Subscription Certificate

EXHIBIT B
Voting Agreement

Voting Agreement, dated as of May 12, 2008 (this “Agreement”), among Intercell AG, a joint stock corporation incorporated under the laws of the Republic of Austria (“Parent”), and each of the stockholders listed on Schedule I to this Agreement (each, a “Stockholder” and, collectively, the “Stockholders”).
Introduction
          Parent, Zebra Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Iomai Corporation, a Delaware corporation (the “Company”), propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended or supplemented from time to time, the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company, and the Company will be the surviving entity (the “Merger”).
          As of the date hereof, each Stockholder is the record and beneficial owner of the number of shares (the “Shares”) of common stock, par value $.01 per share, of the Company (the “Company Common Stock”), set forth opposite such Stockholder’s name on Schedule I attached hereto (such Shares, together with any other shares of capital stock of the Company acquired by such Stockholder after the date hereof and during the term of this Agreement (including through the exercise of any stock options, warrants or any other convertible or exchangeable securities or similar instruments), being collectively referred to herein as such Stockholder’s “Subject Shares”).
          As a condition to its willingness to enter into the Merger Agreement, Parent has required that (i) each Stockholder agree, and each Stockholder is willing to agree, to the matters set forth herein and (ii) each Stockholder that is party to the Exchange Agreement, dated as of the date hereof (the “Exchange Agreement”), among Parent and such Stockholders, agree, and each such Stockholder is willing to agree, to exchange such Stockholder’s Subject Shares for shares of common stock of Parent pursuant to the terms and subject to the conditions of the Exchange Agreement.
          In consideration of the foregoing and the agreements set forth below, the parties hereto agree as follows:
          Section 1. Defined Terms. Capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement.
          Section 2. Voting of Shares.
          (a) Voting. Until this Agreement is terminated in accordance with its terms, each Stockholder hereby agrees (severally with respect to itself and not jointly) to vote (or cause to be voted) all of such Stockholder’s Subject Shares, at every annual, special or other meeting of the stockholders of the Company, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting or otherwise:
               (i) in favor of the Merger and the adoption of the Merger Agreement and the approval of the Transactions, and any actions required in furtherance thereof;

               (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement; and
               (iii) against (A) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving the Company or any of its subsidiaries (other than the Merger), (B) a sale or transfer of a material amount of assets or capital stock of the Company or any of its subsidiaries or (C) any action that is intended, or would reasonably be expected, to impede, interfere with, prevent, delay, postpone or adversely affect the Merger or the Transactions.
          (b) Grant of Irrevocable Proxy. Such Stockholder hereby irrevocably grants to, and appoints, Parent and any individual who shall hereafter be designated by Parent, and each of them, such Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote, or cause to be voted, such Stockholder’s Subject Shares, or grant a consent or approval in respect of such Stockholder’s Subject Shares, at every annual, special or other meeting of the stockholders of the Company, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting or otherwise, with respect to the matters and in the manner specified in Section 2(a) hereof; provided, however, that the foregoing proxy shall terminate immediately upon termination of this Agreement in accordance with its terms. Each Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholders’ execution and delivery of this Agreement. Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 2(b) is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Subject to this Section 2(b), this grant of proxy is coupled with an interest and may under no circumstances be revoked. Each Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done in accordance herewith. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212 of the Delaware General Corporation Law.
          Section 3. Fiduciary Responsibilities. No Stockholder executing this Agreement who is or becomes during the term hereof a director or officer of the Company makes (or shall be deemed to have made) any agreement or understanding herein in his or her capacity as such director or officer. Without limiting the generality of the foregoing, each Stockholder (or a designee of such Stockholder) signs solely in his, her or its capacity as the record and beneficial owner of such Stockholder’s Subject Shares and nothing herein shall limit or affect any actions taken by such Stockholder (or a designee of such Stockholder) in his or her capacity as an officer or director of the Company in exercising his or her or the Company’s or the Company’s Board of Directors’ rights in connection with the Merger Agreement or otherwise and such actions shall not be deemed to be a breach of this Agreement.
          Section 4. Representations and Warranties of Stockholder. Each Stockholder, severally and not jointly, represents and warrants to Parent as follows:
          (a) Binding Agreement. Such Stockholder has the capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Such Stockholder has duly and validly executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).
          (b) No Conflict. Neither the execution and delivery of this Agreement by such Stockholder, nor the performance by such Stockholder of its obligations hereunder will (i) require any consent, approval, authorization or permit of, registration, declaration or filing (except for such filings as may be required under the federal securities laws, the HSR Act or CFIUS or as would not prevent, delay or otherwise impair such Stockholder’s ability to perform its obligations hereunder) with, or notification to, any governmental entity, (ii) if such Stockholder is an entity, result in a violation of, or default under, or conflict with any provision of its certificate of incorporation, bylaws, partnership agreement, limited liability company agreement or similar organizational documents, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, or acceleration) under any contract, trust, agreement, instrument, commitment, arrangement or understanding applicable to such Stockholder or such Stockholder’s Subject Shares, or result in the creation of a security interest, lien, charge, encumbrance, equity or claim with respect to any of such Stockholder’s Subject Shares, except, in the case of clause (iii), as would not prevent, delay or otherwise impair such Stockholder’s ability to perform its obligations hereunder, (iv) require any consent, authorization or approval of any Person other than a governmental entity, except, in the case of clause (iv), as would not prevent, delay or otherwise impair such Stockholder’s ability to perform its obligations hereunder or (v) violate or conflict with any order, writ, injunction, decree, rule, regulation or law applicable to such Stockholder or such Stockholder’s Subject Shares. If such Stockholder is a married individual and such Stockholder’s Subject Shares constitute community property or otherwise need spousal approval in order for this Agreement to be a legal, valid and binding obligation of such Stockholder, this Agreement has been duly authorized, executed and delivered by, and constitutes a legal, valid and binding obligation of, such Stockholder’s spouse, enforceable against such spouse in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).
          (c) Ownership of Shares. Such Stockholder is the record and beneficial owner of the Shares set forth opposite such Stockholder’s name on Schedule I attached hereto free and clear of any security interests, liens, charges, encumbrances, equities, claims, options or limitations of whatever nature and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Shares), except for any such encumbrances arising hereunder. There are no outstanding options, shares of Company Common Stock subject to vesting or other rights to acquire from such Stockholder, or obligations of such Stockholder to sell or to dispose of, any shares of Company Common Stock. Except as provided in Section 2 hereof, such Stockholder holds exclusive power to vote the Shares set forth opposite such Stockholder’s name on Schedule I attached hereto. As of the date of this Agreement, the Shares set forth opposite such Stockholder’s name on such Schedule I attached hereto represent all of the shares of capital stock of the Company beneficially owned by such Stockholder.
          (d) Broker Fees. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission based upon arrangements made by or on behalf of such Stockholder in connection with its entering into this Agreement.
          Section 5. Representations and Warranties of Parent. Parent represents and warrants to the Stockholders as follows:
          (a) Binding Agreement. Parent is a duly organized and validly existing stock corporation under the laws of the Republic of Austria and has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Management Board and Supervisory Board of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize the execution, delivery and performance of this Agreement by Parent and the consummation of the transactions contemplated hereby (except as described in Section 4.3 of the Merger Agreement). Parent has duly and validly executed this Agreement and this Agreement constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).
          (b) No Conflict. Neither the execution and delivery by Parent of this Agreement, nor the performance by Parent of its obligations hereunder will (i) require any consent, approval, authorization or permit of, registration, declaration or filing (except for such filings as may be required under the federal securities laws, the HSR Act or CFIUS or as would not be expected to prevent, delay or otherwise impair Parent’s ability to perform its obligations hereunder) with, or notification to, any governmental entity, (ii) result in a violation of, or default under, or conflict with any provision of its organizational documents, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, or acceleration) under any contract, trust, agreement, instrument, commitment, arrangement or understanding applicable to Parent, except, in the case of clause (iii), as would not prevent, delay or otherwise impair Parent’s ability to perform its obligations hereunder, (iv) require any consent, authorization or approval of any Person other than a governmental entity, except, in the case of clause (iv), as would not prevent, delay or otherwise impair such Parent’s ability to perform its obligations hereunder or (v) violate or conflict with any order, writ, injunction, decree, rule, regulation or law applicable to Parent.

          Section 6. Transfer and Other Restrictions. Until this Agreement is terminated in accordance with its terms:
          (a) Certain Prohibited Transfers. Each Stockholder agrees (severally with respect to itself and not jointly) not to:
               (i) sell, transfer, pledge, encumber, assign or otherwise dispose of (collectively, the “Transfer”), or enter into any contract, option or other arrangement or understanding with respect to the Transfer of, such Stockholder’s Subject Shares or any interest contained therein (other than, if the Transactions are consummated, as contemplated by the Exchange Agreement);
               (ii) grant any proxies or powers of attorney or enter into a voting agreement or other arrangement with respect to such Stockholder’s Subject Shares, other than this Agreement;
               (iii) enter into, or deposit such Stockholder’s Subject Shares into, a voting trust or take any other action which would, or could reasonably be expected to, result in a diminution of the voting power represented by any of such Stockholder’s Subject Shares; or
               (iv) commit or agree to take any of the foregoing actions.
          (b) Efforts. Each Stockholder agrees (severally with respect to itself and not jointly) not to take any action which would make any representation or warranty of such Stockholder herein untrue or incorrect in any material respect as of any time prior to the termination hereof or take any action that would have the effect of preventing or disabling it from performing its obligations under this Agreement. Subject to Section 3 hereof, until this Agreement is terminated in accordance with its terms, each Stockholder shall use such Stockholder’s reasonable best efforts to take, or cause to be taken, all actions reasonably necessary or desirable to vote (or cause to be voted) all of such Stockholder’s Subject Shares in accordance with Section 2(a) of this Agreement (including executing and delivering additional documents as Parent may request, at the cost and expense of Parent).
          (c) Additional Shares. In the event (i) of any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of capital stock of the Company on, of or affecting any Stockholder’s Subject Shares or (ii) any Stockholder becomes the beneficial owner of any additional shares of Company Common Stock or other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 2(a) hereof, then the terms of this Agreement shall apply to the shares of capital stock or other securities of the Company held by such Stockholder immediately following the effectiveness of the events described in clause (i) or such Stockholder becoming the beneficial owner thereof, as described in clause (ii), as though they were such Stockholder’s Subject Shares hereunder. Each Stockholder hereby agrees (severally with respect to itself and not jointly), until this Agreement is terminated in accordance with its terms, to notify Parent of the number of any new shares of Company Common Stock acquired by such Stockholder, if any, after the date hereof.
          Section 7. Appraisal Rights. Each Stockholder hereby agrees (severally with respect to itself and not jointly) not to exercise any appraisal rights or any dissenters’ rights that such Stockholder may have (whether under applicable law or otherwise) or could potentially have or acquire in connection with the Merger Agreement, the Merger and the other Transactions.
          Section 8. No Solicitation. Until this Agreement is terminated in accordance with its terms, no Stockholder shall, nor shall such Stockholder permit any investment banker, attorney or other advisor or representative of the Stockholder to, directly or indirectly through another Person, solicit, initiate or encourage, or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that any action which is permitted by the Merger Agreement to be taken by a Stockholder (or a designee of such Stockholder) in his or her capacity as a director or officer or which is permitted by Section 3 hereof shall not be prohibited by the foregoing.
          Section 9. Specific Enforcement; Jurisdiction. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with the terms hereof or were otherwise breached and that the non-breaching party shall be entitled to specific performance of the terms hereof in addition to any other remedy which may be available at law or in equity. It is accordingly agreed that the non-breaching party will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any state or federal court located in the State of Delaware or in the Court of Chancery of the State of Delaware, the foregoing being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any state or federal court located in the State of Delaware or in the Court of Chancery of the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a state or federal court located in the State of Delaware or the Court of Chancery of the State of Delaware.
          Section 10. Termination. This Agreement shall terminate and cease to have any force or effect on the earliest of (a) September 30, 2008, (b) the termination of the Merger Agreement in accordance with its terms, (c) the written agreement of the parties hereto to terminate this Agreement, (d) the consummation of the Merger, and (e) in respect of any Stockholder, the amendment, modification or waiver of the Merger Agreement to alter the Merger Consideration in a manner adverse to such Stockholder unless such amendment, modification or waiver has been consented to by such Stockholder in writing prior to or simultaneously with such amendment, modification or waiver; provided, however, that (i) Sections 9 through 20 shall survive any termination of this Agreement and (ii) termination of this Agreement shall not relieve any party from liability for any breach of its obligations hereunder committed prior to such termination.
          Section 11. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, mailed by certified mail (return receipt requested) or sent by overnight carrier or by facsimile (upon confirmation of receipt) to the parties at the following addresses or at such other as shall be specified by the parties by like notice: (a) if to Parent, to the appropriate address set forth in Section 9.1 of the Merger Agreement; and (b) if to a Stockholder, to the appropriate address set forth on Schedule I hereto.
          Section 12. Certain Events. Each Stockholder agrees (severally with respect to itself and not jointly) that this Agreement and the obligations hereunder shall attach to such Stockholder’s Subject Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Stockholder’s Subject Shares shall pass, whether by operation of law or otherwise, including such Stockholder’s heirs, guardians, administrators or successors.
          Section 13. Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.
          Section 14. Amendment. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto.
          Section 15. Successors and Assigns. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other parties hereto, except as expressly provided by Section 6(a). This Agreement will be binding upon, inure to the benefit of and be enforceable by each party and such party’s heirs, beneficiaries, executors, successors, representatives and permitted assigns.
          Section 16. Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of facsimile transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.
          Section 17. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAW THEREOF.
          Section 18. Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties shall be construed and enforced accordingly.
          Section 19. Several Obligations. Notwithstanding anything to the contrary in this Agreement, the obligations of the Stockholders under this Agreement are several and not joint. In no event shall any Stockholder have any liability or obligation with respect to the acts or omissions of any other Stockholder.
          Section 20. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
[The remainder of this page is intentionally blank.]

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed, individually or by its respective officer thereunto duly authorized, as of the date first written above.

Intercell AG
By:
Name:
Title:

Stockholders:

SCHEDULE I TO
VOTING AGREEMENT

EXHIBIT C
Certificate of Incorporation of Surviving Corporation

FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
IOMAI CORPORATION
ARTICLE I
NAME
     The name of the Corporation is Iomai Corporation (hereinafter the “Corporation”).
ARTICLE II
REGISTERED OFFICE AND REGISTERED AGENT
     The registered office of the Corporation in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle. The registered agent of the Corporation at such address is The Corporation Trust Company.
ARTICLE III
CORPORATE PURPOSE
     The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.
ARTICLE IV
CAPITAL STOCK
     The total number of shares of capital stock that the Corporation shall have authority to issue is one thousand (1,000) shares, which shall be shares of common stock with the par value of one cent ($0.01) per share.
ARTICLE V
RESERVATION OF RIGHT TO AMEND BYLAWS
     In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Corporation is expressly authorized to adopt, amend or repeal the bylaws of the Corporation to the fullest extent permitted by the provisions of the General Corporation Law of the State of Delaware.

ARTICLE VI
ELECTION OF DIRECTORS
     The election of directors need not be conducted by written ballot except and to the extent provided in the bylaws of the Corporation.
ARTICLE VII
COMPROMISE OR ARRANGEMENT BETWEEN CORPORATION
AND CREDITORS
     Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under Section 291 of Title 8 of the General Corporation Law of the State of Delaware or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under Section 279 of Title 8 of the General Corporation Law of the State of Delaware order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.
ARTICLE VIII
LIMITATION ON LIABILITY
     A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liability is not permitted under the General Corporation Law of the State of Delaware as in effect at the time such liability is determined. No amendment or repeal of this Article VIII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

ARTICLE IX
INDEMNIFICATION OF DIRECTORS AND OFFICERS
     1.       Indemnification. The Corporation shall indemnify each of its directors, to the maximum extent permitted from time to time by law, and may indemnify each of its officers, to the extent provided in the bylaws or approved from time to time by the board of directors, in either case, except as set forth in this Article IX, to the extent such person is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation, as a director, officer, employee, trustee, partner, member or agent of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan (all such persons being referred to hereafter as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred (and not otherwise recovered) by Indemnitee or on Indemnitee’s behalf in connection with the investigation, preparation to defend or defense of such action, suit or proceeding and any appeal therefrom.
     2.       Advance of Expenses. The Corporation shall, upon request, advance payment of expenses incurred by an Indemnitee who is or was a director of the Corporation in advance of the final disposition of any matter, to the extent such advance is permitted by applicable law, and the Corporation may advance such expenses to an Indemnitee who is or was an officer of the Corporation, to the extent permitted by applicable law and provided for in the bylaws or approved from time to time by the board of directors.
     3.       Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, trustee, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against the person and incurred by the person in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article IX.
     4.       Scope. The indemnification provided in this Article IX shall not be exclusive of other indemnification rights arising under any bylaw, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such Indemnitee. Any Indemnitee seeking indemnification under this Article IX shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established.

ARTICLE X
RESERVATION OF RIGHT TO AMEND
CERTIFICATE OF INCORPORATION
     The Corporation reserves the right to amend, alter, restate, change or repeal any provisions contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law and all the provisions of this Certificate of Incorporation and all rights, preferences, privileges and powers conferred in this Certificate of Incorporation on stockholders, directors, officers or any other persons are subject to the rights reserved in this Article X.
[Remainder of page intentionally left blank.]

          IN WITNESS WHEREOF, this Fourth Amended and Restated Certificate of Incorporation is signed this       day of                     , 2008.

IOMAI CORPORATION

By:

Name:
Title:

EXHIBIT D
Form of Promissory Note

PROMISSORY NOTE
May 12, 2008
     FOR VALUE RECEIVED, IOMAI CORPORATION, a Delaware corporation (the “Company”), hereby promises to pay to the order of INTERCELL AG, a joint stock corporation incorporated under the laws of the Republic of Austria (the “Lender”), in lawful money of the United States and in immediately available funds, the principal sum of FIVE MILLION UNITED STATES DOLLARS or, if less, the aggregate unpaid principal amount of all Loans made hereunder in accordance with Section 6.13 of the Merger Agreement (as defined below) by the Lender to the Company on or after the date hereof, in either case as such principal amount may be increased further due to the compounding of interest in accordance with Section 1(b) below, together with all accrued and unpaid interest thereon, in the amounts, at the times, in the manner and subject to the terms and conditions set forth in this Promissory Note (this “Note”). Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Agreement and Plan of Merger, dated as of May 12, 2008 (the "Merger Agreement”), among the Lender, Zebra Merger Sub, Inc. and the Company. This Note is the Interim Note referred to in Section 6.13 of the Merger Agreement.
1. Payment; Principal and Interest.
     (a) Principal Repayment. The aggregate unpaid principal amount of this Note shall be payable, together with accrued and unpaid interest thereon, immediately following the termination of the Merger Agreement by either the Lender or the Company for any reason (the “Maturity Date”).
     (b) Interest Payments. The Company promises to pay interest in lawful money of the United States of America on the sum of the daily outstanding principal amount of each Loan from the date hereof until payment in full, which interest shall be payable at the fixed rate of 10% per annum (the “Interest Rate”). Interest on each Loan shall be payable in cash at the Interest Rate to the Lender, quarterly in arrears, on December 31, March 31, June 30, and September 30 in each year (unless such day is not a Business Day, in which event on the next succeeding Business Day), with the first such payment becoming due and payable on December 31, 2008; provided, however, that the Company may, at its option, in lieu of a cash payment of interest, increase the principal amount of the Loan by the amount of such cash payment. Interest shall accrue in accordance with the preceding sentence on any such increased principal amount of such Loan. Interest shall be calculated on the basis of a 365-day year for the actual number of days elapsed. If the principal amount hereof is not paid in full when due and payable, interest at a rate of 12% per annum shall accrue on the balance of any unpaid principal (and, to the extent permitted by law, any overdue payment of interest); provided, however, that in no event shall the rate of interest hereunder exceed the applicable limits imposed by any applicable federal or state law.
     (c) Limitations on Interest Rates. Notwithstanding any provision in this Note to the contrary, the total liability for payments in the nature of interest shall not exceed the applicable limits imposed by any applicable federal or state interest rate laws. If any payments in the nature of interest, additional interest and other charges made hereunder are held to be in excess of the applicable limits imposed by any applicable federal or state law, the amount held to be in excess shall be considered payment of principal under this Note and the indebtedness evidenced hereby shall be reduced by such amount so that the total liability for payments in the nature of interest, additional interest and other charges shall not exceed the applicable limits imposed by any applicable federal or state interest rate laws.
2. Place of Payments; No Setoff. All amounts payable hereunder shall be made for the account of the Lender at such place as the Lender may designate to the Company in writing from time to time. Each payment hereunder, whether for principal, interest or otherwise, shall be made without setoff, counterclaim, defense, condition or reservation of right.
3. Prepayments. This Note may be prepaid in whole or in part at any time and from time to time without premium or penalty. Any such prepayment shall be applied first to the payment of expenses due under this Note, second to interest accrued on this Note and third, if the amount of prepayment exceeds the amount of all such expenses and accrued interest, to the payment of principal of this Note. A prepayment of less than all of the unpaid principal amount of this Note shall not relieve the Company of its obligation to make the scheduled payment of the balance of the principal amount and any accrued and unpaid interest on this Note on the Maturity Date. The Company shall notify the Lender in writing of its intention to prepay this Note at least five Business Days prior to any such prepayment. Once given, any such notice shall be irrevocable and the Company shall be bound to make the prepayment specified in such notice.
4. Representations and Warranties. The Company hereby warrants and represents to the Lender as follows:
     (a) Existence and Power. The Company is a corporation validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority necessary to enable it to own, operate and lease its properties and to carry on its business as now conducted and to execute, deliver and perform the terms of this Note.
     (b) Note Authorized; Binding Obligations. The execution, delivery and performance of this Note have been duly and validly authorized and approved by all necessary corporate action on the part of the Company and this Note constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.
     (c) No Conflict; Legal Compliance. The execution, delivery and payment of this Note will not: (i) result in a violation or breach of or conflict with the Company Charter Documents; (ii) result in a violation or breach of or conflict with any provisions of, or result in the loss of any benefit under or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination, cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any Lien upon any of the properties or assets owned or operated by the Company under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, lease, agreement or other instrument or obligation of any kind to which the Company is a party or by which the Company or any of its properties or assets may be bound; or (iii) violate any Judgment or any Law applicable to the Company or its properties or assets.
5. Default.
     (a) Each of the following events shall be an “Event of Default” hereunder:
     (i) The Company fails to pay timely: (A) the principal amount due under this Note when the same becomes due and payable, whether upon final maturity, upon the date set by the Company in a written notice to the Lender for the prepayment in whole or in part of the outstanding principal of this Note, or otherwise; or (B) any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within five calendar days thereafter; or
     (ii) The Company (A) files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law, or any other law for the relief of, or relating to, debtors, now or hereafter in effect; (B) applies for or consents to the appointment of a custodian, receiver, trustee, sequestrator, conservator or similar official for the Company or for a substantial part of the Company’s assets; (C) makes a general assignment for the benefit of creditors; (D) becomes unable to, or admits in writing its inability to, pay its debts generally as they come due; or (E) takes any corporate action in furtherance of any of the foregoing; or
     (iii) An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 30 days), under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, sequestrator, conservator, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company; or
     (iv) Any “Change in Control” occurs, which means the occurrence of any of the following: (A) the acquisition, by any group of Persons (within the meaning of the Securities Exchange Act of 1934, as amended) or by any Person, in either case who is or are not holder(s) of shares of the Company’s capital stock, as of the date hereof, of beneficial ownership (within the meaning of Rule 13d-3 of the Securities and Exchange Commission) of 50% or more of the issued and outstanding capital stock of the Company having the right, under ordinary circumstances, to vote for the election of directors of the Company; (B) more than one-half of the persons who were directors of the Company on the first day of any period consisting of 12 consecutive calendar months (the first of which 12 month periods shall commence with the first day of the month immediately following the month during which this Agreement was executed), cease, for any reason other than death or disability, to be directors of the Company and successors for such directors have not been approved by a majority of the directors still in office who were directors at the beginning of such period or whose election or nomination was so approved; or (C) any merger or consolidation of or with the Company or the sale of all or substantially all of the property or assets of the Company, other the merger of the Company with another entity in which the Company is the surviving entity; or

     (v) Any representation, warranty or other statement made by the Company in this Note shall prove to have been false or misleading in any material respect when made; or
     (vi) The Company uses the proceeds of the Loans for any purpose other than its working capital needs in the ordinary course of its business and the payment of expenses incurred by the Company in connection with the Transactions (excluding payment of the Termination Fee); or
     (vii) After the date hereof, the Company grants any Person other than the Lender a Lien on all or any substantial part of its assets.
Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall, at the option of the Lender so long as such Event of Default is continuing in the case of Section 5(a)(i), (iv), (v), (vi) or (vii), or automatically, in the case of Section 5(a)(ii) or (iii), be immediately due and payable by the Company; provided, however, that if the Company fails to provide written notice to the Lender within 24 hours of the Company becoming aware of the occurrence of an Event of Default under Section 5(a)(i), (iv), (v), (vi) or (vii), then all unpaid principal, accrued interest and other amounts owing hereunder shall be immediately due and payable by the Company. In addition to the remedies herein, upon the occurrence or existence of any Event of Default, the Lender may exercise any other right, power or remedy granted to it by the Merger Agreement or otherwise permitted to it by law, either by suit in equity or by action at law, or both.
     (b) If the Company has not paid any amount owed to the Lender in cash within 14 days following the date such payment is due pursuant to Section 1(a) or Section 5(a), as the case may be, then the Company shall immediately provide to the Lender, in lieu of cash, the number of newly issued shares (rounded to the nearest whole share) of Company Common Stock equal to (i) the amount of all unpaid principal, accrued interest and other amounts owing hereunder divided by (ii) the average daily volume weighted average price for the Company Common Stock on the Nasdaq, as reported by Bloomberg, L.P. for each of the 10 consecutive trading days ending with the trading day immediately preceding the last trading day in such 14-day period (the “VWAP”). The Company shall promptly, and in any event within two Business Days following conclusion of the 14-day period following the date such payment is due pursuant to Section 1(a) or Section 5(a), prepare and file with the SEC, and have declared effective by the SEC as soon as practicable following such filing, a resale shelf registration statement on Form S-3 covering the shares of Company Common Stock issued to the Lender pursuant to this Section 5(b) pursuant to a registration rights agreement (in customary form) to be agreed upon and entered into by the Company and the Lender in connection with such issuance. The Company shall use its reasonable best efforts to keep such shelf registration statement continuously effective, in compliance with the Securities Act and usable for resale of such shares until the earlier of (y) the day on which the Lender no longer holds any shares issued pursuant to this Section 5(b) and (z) the first anniversary of the issuance of such shares. Notwithstanding the foregoing, in no event shall the number of shares issued to the Lender pursuant to this Section 5(b) exceed the number of shares equal to 19.9% of the Company’s Common Stock issued and outstanding as of the date of this Note; provided, however, that if under any circumstance the VWAP multiplied by the number of shares of Company Common Stock issued pursuant to this

Section 5(b) is less than the amount of all unpaid principal, accrued interest and other amounts owing hereunder, then the Company shall pay to the Lender such difference in cash on the day of the issuance of the shares to the Lender.
6. Waiver; Representations and Expenses. The Company waives presentment, notice of dishonor, protest and notice of protest of this Note and all other notices or demands in connection with the delivery, acceptance, performance, default or endorsement of this Note, and shall pay all reasonable out-of-pocket costs and expenses of collection when incurred by the Lender, including, without limitation, reasonable attorneys’ fees and expenses. No extension nor indulgence granted from time to time shall be construed as a novation of this Note or as a reinstatement of the indebtedness evidenced hereby or as a waiver of the rights of the Lender herein.
7. Notices. Any notice or demand to be given to Lender or the Company pursuant to this Note shall be in writing (including by facsimile transmission; provided that any notice or demand transmitted by facsimile shall be immediately confirmed by a telephone call to the recipient at the number specified on the signature pages hereof) and mailed, faxed or delivered to the address or facsimile number specified for notices on the signature pages hereof (or to such other address as shall otherwise be designated by like notice by the Lender, to the Company or by the Company to the Lender, as the case may be). Except as otherwise provided in this Note, all such notices, requests and communications shall, when transmitted by overnight delivery, or faxed, be effective when delivered for overnight (next day) delivery, or transmitted by facsimile machine, respectively, or if delivered, upon delivery.
8. Successors and Assigns. The provisions of this Note shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that the Company may not assign or transfer any of its rights or obligations under this Note without the prior written consent of the Lender.
9. Headings. Section and subsection headings in this Note are included herein for convenience of reference only and shall not constitute a part of this Note for any other purpose or given any substantive effect.
10. Severability. Whenever possible, each provision of this Note shall be interpreted in such a manner as to be valid, legal and enforceable under the applicable law of any jurisdiction. Without limiting the generality of the foregoing sentence, in case any provision of this Note shall be invalid, illegal or unenforceable under the applicable law of any jurisdiction, the validity, legality and enforceability of the remaining provisions, or of such provision in any other jurisdiction, shall not in any way be affected or impaired thereby.
11. Amendments and Waivers. No amendment, modification, forbearance or waiver of any provision of this Note, and no consent with respect to any departure by the Company therefrom, shall be effective unless the same shall be in writing and signed by the Lender and the Company.
12. Governing Law. This Note shall be governed by, and construed in accordance with, the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

13. Entire Agreement. This Note and Section 6.13 of the Merger Agreement constitute the entire understanding between the parties with respect to the subject matter hereof and thereof, and all prior promissory notes and all prior or contemporaneous written and oral agreements, understandings, representations and statements with respect thereto are merged into, and replaced and superseded by this Note.
14. Waiver of Jury Trial. To the extent permitted by applicable law, the Company, by execution hereof, and the Lender, by acceptance hereof, knowingly, voluntarily and intentionally waive any right they may have to a trial by jury in respect of any litigation based on this Note, or arising out of, under or in connection with this Note or any agreement contemplated to be executed in connection with this Note, or any litigation arising out of any course of conduct, course of dealing, statements (whether verbal or written) or actions of any party with respect hereto. This provision is a material inducement to the Lender to accept this Note.

     IN WITNESS WHEREOF, the Company has caused this Note to be duly executed and delivered as of the date first written above.
IOMAI CORPORATION
a Delaware corporation

By:

Name:
Title:
Notice Address:
20 Firstfield Road
Gaithersburg, MD 20878
Attention: General Counsel
Facsimile: (301) 556-4501
with a copy to:
Ropes & Gray LLP
One International Place
Boston, MA 02110
Attention: Paul M. Kinsella
Facsimile: (617) 235-0822

AGREED TO AND ACCEPTED:
INTERCELL AG
an Austrian stock corporation

By:
Name:
Title:

By:
Name:
Title:
Notice Address:
Campus Vienna Biocenter 6
1030 Vienna
Austria
Attention: General Counsel
Facsimile: +43 1 20620 165
with a copy to:
Covington & Burling LLP
1201 Pennsylvania Avenue, N.W.
Washington, DC 20004
Attention: Catherine J. Dargan
Facsimile: (202) 778-5567
with a copy to:
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018
Attention: Stephen A. Infante
Facsimile: (646) 441-9039